FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPRE BEM
Libertad

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

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ITR – Interim Financial Information – September 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2022, which comprises the balance sheet as of September 30, 2022 and the related statements of profit and loss and comprehensive income for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Board of Directors is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

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Other matters

Statements of value added

The interim financial information includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2022, prepared under the responsibility of the Company’s Board of Directors, and presented as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to determine whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 3, 2022

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

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Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2022 to 9/30/2022	11
1/1/2021 to 9/30/2021	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2022 to 9/30/2022	19
1/1/2021 to 9/30/2021	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	42

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Number of Shares (thousand)	Current Quarter 9/30/2022
Share Capital
Common	269,637
Preferred	0
Total	269,637
Treasury Shares
Common	160
Preferred	0
Total	160

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Individual Interim Financial Information / Balance Sheet – Assets
R$ (in thousands)

Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
1	Total Assets	29,850,000	33,646,000
1.01	Current Assets	7,371,000	9,650,000
1.01.01	Cash and Cash Equivalents	2,382,000	4,662,000
1.01.03	Accounts Receivable	539,000	428,000
1.01.03.01	Trade Receivables	297,000	330,000
1.01.03.02	Other Receivables	242,000	98,000
1.01.04	Inventories	1,980,000	2,232,000
1.01.06	Recoverable Taxes	1,097,000	1,048,000
1.01.08	Other Current Assets	1,373,000	1,280,000
1.01.08.01	Non-Current Assets for Sale	34,000	1,153,000
1.01.08.03	Other	1,339,000	127,000
1.01.08.03.02	Dividends Receivable	0	16,000
1.01.08.03.03	Credits with Other Related Parties – Short Term	1,181,000	0
1.01.08.03.04	Others assets	158,000	111,000
1.02	Noncurrent Assets	22,479,000	23,996,000
1.02.01	Long-term Assets	4,801,000	4,935,000
1.02.01.04	Accounts Receivable	806,000	491,000
1.02.01.04.01	Trade Receivables	0	1,000
1.02.01.04.02	Other Accounts Receivable	806,000	490,000
1.02.01.07	Deferred Taxes	616,000	550,000
1.02.01.09	Credits with Related Parties	501,000	692,000
1.02.01.10	Other Noncurrent Assets	2,878,000	3,202,000
1.02.01.10.04	Recoverable Taxes	2,052,000	2,399,000
1.02.01.10.05	Restricted deposits for legal proceedings	723,000	717,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	103,000	85,000
1.02.02	Investments	9,227,000	11,059,000
1.02.02.01	Investments In Associates	9,227,000	11,059,000
1.02.02.01.02	Investments in Subsidiaries	9,227,000	11,059,000
1.02.03	Property and Equipment, Net	6,516,000	6,067,000
1.02.03.01	Property and Equipment in Use	3,681,000	3,331,000
1.02.03.02	Leased Properties Right-of-use	2,835,000	2,736,000
1.02.04	Intangible Assets, net	1,935,000	1,935,000
1.02.04.01	Intangible Assets	1,935,000	1,935,000
1.02.04.01.02	Intangible Assets	1,548,000	1,494,000
1.02.04.01.03	Intangible Right-of-use	387,000	441,000

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Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
2	Total Liabilities	29,850,000	33,646,000
2.01	Current Liabilities	5,208,000	7,541,000
2.01.01	Payroll and Related Taxes	344,000	394,000
2.01.02	Trade payables, net	2,132,000	3,651,000
2.01.03	Taxes and Contributions Payable	303,000	278,000
2.01.04	Borrowings and Financing	1,102,000	1,243,000
2.01.05	Other Liabilities	1,327,000	1,913,000
2.01.05.01	Payables to Related Parties	418,000	388,000
2.01.05.02	Other	909,000	1,525,000
2.01.05.02.01	Dividends and interest on own capital	1,000	81,000
2.01.05.02.07	Pass-through to Third Parties	0	2,000
2.01.05.02.08	Financing Related to Acquisition of Assets	82,000	84,000
2.01.05.02.09	Deferred Revenue	28,000	44,000
2.01.05.02.12	Other Accounts Payable	300,000	768,000
2.01.05.02.17	Lease Liability	498,000	546,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	11,103,000	12,456,000
2.02.01	Borrowings and Financing	4,909,000	6,563,000
2.02.02	Other Liabilities	4,537,000	4,513,000
2.02.02.01	Liabilities with related parties	24,000	96,000
2.02.02.01.04	Debts with Others Related Parties	24,000	96,000
2.02.02.02	Others	4,513,000	4,417,000
2.02.02.02.03	Taxes payable in installments	79,000	148,000
2.02.02.02.07	Other Noncurrent Liabilities	267,000	231,000
2.02.02.02.08	Provision for Losses on Investments	758,000	703,000
2.02.02.02.09	Lease Liability	3,409,000	3,335,000
2.02.04	Provisions	1,555,000	1,315,000
2.02.06	Deferred Revenue	102,000	65,000
2.03	Shareholders’ Equity	13,539,000	13,649,000
2.03.01	Share Capital	5,860,000	5,859,000
2.03.02	Capital Reserves	308,000	291,000
2.03.02.04	Stock Option	306,000	289,000
2.03.02.07	Other Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,724,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	231,000	233,000
2.03.04.07	Tax Incentive Reserve	2,762,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with shareholders	1,612,000	1,063,000
2.03.05	Retained Earnings/ Accumulated Losses	664,000	0
2.03.08	Other comprehensive income	-1,017,000	574,000
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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date current period 01/01/2022 to 09/30/2022	Previous Quarter 07/01/2021 to 09/30/2021	Year to date previous period 01/01/2021 to 09/30/2021

3.01	Net operating revenue	4,272,000	11,836,000	3,613,000	10,967,000
3.02	Cost of sales	-3,270,000	-8,797,000	-2,708,000	-8,014,000
3.03	Gross Profit	1,002,000	3,039,000	905,000	2,953,000
3.04	Operating Income/Expenses	-1,082,000	-3,097,000	-942,000	-2,725,000
3.04.01	Selling Expenses	-657,000	-1,894,000	-571,000	-1,625,000
3.04.02	General and administrative expenses	-136,000	-397,000	-152,000	-466,000
3.04.05	Other Operating Expenses	-288,000	-775,000	-248,000	-706,000
3.04.05.01	Depreciation and Amortization	-239,000	-660,000	-176,000	-574,000
3.04.05.03	Other operating expenses, net	-49,000	-115,000	-72,000	-132,000
3.04.06	Share of Profit of associates	-1,000	-31,000	29,000	72,000
3.05	Profit from operations before net financial expenses	-80,000	-58,000	-37,000	228,000
3.06	Net Financial expenses	-184,000	-666,000	-215,000	-419,000
3.07	Income (loss) before income tax and social contribution	-264,000	-724,000	-252,000	-191,000
3.08	Income tax and social contribution	60,000	267,000	187,000	284,000
3.08.01	Current	6,000	-211,000	18,000	-20,000
3.08.02	Deferred	54,000	478,000	169,000	304,000
3.09	Net Income from continued operations	-204,000	-457,000	-65,000	93,000
3.10	Net Income (loss) from discontinued operations	-92,000	1,387,000	-24,000	-67,000
3.10.01	Net Income (loss) from discontinued operations	-92,000	1,387,000	-24,000	-67,000
3.11	Net Income for the period	-296,000	930,000	-89,000	26,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-1.10060	3.45330	-0.33183	0.09682
3.99.02	Dilutet Earnings per Share
3.99.02.01	ON	-1.10049	3.44909	-0.33095	0.09655

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 07/01/2022 to 09/30/2022	Year to date current period 01/01/2022 to 09/30/2022	Previous Quarter 07/01/2021 to 09/30/2021	Year to date previous period 01/01/2021 to 09/30/2021

4.01	Net income for the Period	-296,000	930,000	-89,000	26,000
4.02	Other Comprehensive Income	-662,000	-1,591,000	601,000	-699,000
4.02.02	Foreign Currency Translation	-662,000	-1,596,000	605,000	-689,000
4.02.04	Fair Value of Trade Receivables	0	-1,000	-8,000	-10,000
4.02.05	Cash Flow Hedge	1,000	6,000	3,000	2,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	0	1,000	-2,000
4.03	Total Comprehensive Income for the Period	-958,000	-661,000	512,000	-673,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 09/30/2022	Year to date previous period 01/01/2021 to 09/30/2021
6.01	Net Cash Operating Activities	-1,470,000	-400,000
6.01.01	Cash Provided by the Operations	274,000	1,339,000
6.01.01.01	Net Income for the Period	930,000	26,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	-63,000	-430,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,686,000	79,000
6.01.01.04	Depreciation/Amortization	795,000	936,000
6.01.01.05	Interest and Inflation Adjustments	1,102,000	826,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	31,000	-72,000
6.01.01.08	Provision for Risks	326,000	114,000
6.01.01.10	Share-based Payment	17,000	20,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	1,000	2,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-46,000	-11,000
6.01.01.15	Deferred Revenue	-12,000	-24,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-122,000	-127,000
6.01.01.18	Gain in disposal of subsidiaries	1,000	0
6.01.02	Changes in Assets and Liabilities	-1,744,000	-1,739,000
6.01.02.01	Accounts Receivable	47,000	12,000
6.01.02.02	Inventories	398,000	86,000
6.01.02.03	Recoverable Taxes	332,000	-169,000
6.01.02.04	Other Assets	-463,000	-87,000
6.01.02.05	Related Parties	-373,000	-132,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-16,000	-93,000
6.01.02.07	Trade Payables	-1,599,000	-1,538,000
6.01.02.08	Payroll and Related Taxes	-51,000	-58,000
6.01.02.09	Taxes and Social Contributions Payable	-78,000	-101,000
6.01.02.10	Payments of provision for risk	-197,000	-78,000
6.01.02.11	Deferred Revenue	33,000	34,000
6.01.02.12	Other Payables	-430,000	160,000
6.01.02.15	Received Dividends and Interest on own capital	653,000	225,000
6.02	Net Cash of Investing Activities	2,509,000	-346,000
6.02.01	Capital Increase on Subsidiaries	0	-1,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-663,000	-444,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-118,000	-100,000
6.02.04	Sales of Property and Equipment	3,278,000	199,000
6.02.10	Net Cash from Incorporations	12,000	0
6.03	Net Cash of Financing Activities	-3,319,000	-1,123,000
6.03.01	Capital Increase	1,000	8,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	2,883,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-2,482,000	-2,633,000
6.03.04	Payment of Dividends and Interest on own Capital	-95,000	-584,000
6.03.05	Transactions with Non-controlling Interest	0	8,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.09	Payment of lease liability	-740,000	-802,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-2,280,000	-1,869,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,662,000	4,905,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,382,000	3,036,000
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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 09/30/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	1,000	17,000	553,000	0	0	571,000
5.04.01	Capital Increase	1,000	0	0	0	0	1,000
5.04.03	Share based expenses	0	17,000	0	0	0	17,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	577,000	0	0	577,000
5.04.16	Others	0	0	-10,000	0	0	-10,000
5.05	Total Comprehensive Income	0	0	0	930,000	-1,591,000	-661,000
5.05.01	Net Income for the Period	0	0	0	930,000	0	930,000
5.05.02	Other Comprehensive Income	0	0	0	0	-1,591,000	-1,591,000
5.05.02.04	Foreign currency translation	0	0	0	0	-1,596,000	-1,596,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	6,000	6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000
5.06.01	Reserves Constitution	0	0	266,000	-266,000	0	0
5.06.05	Transactions with Shareholders	0	0	-20,000	0	0	-20,000
5.07	Closing Balance	5,860,000	308,000	7,724,000	664,000	-1,017,000	13,539,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 09/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.04	Capital Transactions with Shareholders	424,000	-194,000	7,000	-4,000	0	233,000
5.04.01	Capital Increase	208,000	0	-200,000	0	0	8,000
5.04.03	Share based expenses	0	20,000	0	0	0	20,000
5.04.05	Sales of treasury stock	0	2,000	6,000	0	0	8,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	279,000	0	0	279,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0
5.04.16	Others	0	0	-9,000	-4,000	0	-13,000
5.05	Total Comprehensive Income	0	0	0	21,000	-694,000	-673,000
5.05.01	Net Income for the Period	0	0	0	26,000	0	26,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-694,000	-699,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-684,000	-689,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-10,000	-10,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	2,000	2,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000
5.07	Closing Balance	5,858,000	285,000	6,097,000	17,000	998,000	13,255,000

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ITR – Interim Financial Information – September 30,2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 09/30/2022	Year to date previous period 01/01/2021 to 09/30/2021
7.01	Revenues	12,597,000	11,802,000
7.01.01	Sales of Goods, Products and Services	12,617,000	11,705,000
7.01.02	Other Revenues	-19,000	99,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-1,000	-2,000
7.02	Products Acquired from Third Parties	-9,896,000	-9,213,000
7.02.01	Costs of Products, Goods and Services Sold	-8,354,000	-7,743,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,542,000	-1,470,000
7.03	Gross Value Added	2,701,000	2,589,000
7.04	Retention	-729,000	-678,000
7.04.01	Depreciation and Amortization	-729,000	-678,000
7.05	Net Value Added Produced	1,972,000	1,911,000
7.06	Value Added Received in Transfer	1,857,000	237,000
7.06.01	Share of Profit of Subsidiaries and Associates	-31,000	72,000
7.06.02	Financial Revenue	501,000	232,000
7.06.03	Other	1,387,000	-67,000
7.07	Total Value Added to Distribute	3,829,000	2,148,000
7.08	Distribution of Value Added	3,829,000	2,148,000
7.08.01	Personnel	1,403,000	1,463,000
7.08.01.01	Direct Compensation	955,000	923,000
7.08.01.02	Benefits	238,000	219,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	85,000	98,000
7.08.01.04	Other	125,000	223,000
7.08.02	Taxes, Fees and Contributions	300,000	-21,000
7.08.02.01	Federal	-210,000	-311,000
7.08.02.02	State	421,000	194,000
7.08.02.03	Municipal	89,000	96,000
7.08.03	Value Distributed to Providers of Capital	1,196,000	680,000
7.08.03.01	Interest	1,175,000	662,000
7.08.03.02	Rentals	21,000	18,000
7.08.04	Value Distributed to Shareholders	930,000	26,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	916,000	-43,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
1	Total Assets	43,391,000	49,443,000
1.01	Current Assets	13,845,000	17,872,000
1.01.01	Cash and Cash Equivalents	3,860,000	8,274,000
1.01.03	Accounts Receivable	1,096,000	1,125,000
1.01.03.01	Trade Receivables	696,000	831,000
1.01.03.02	Other Receivables	400,000	294,000
1.01.04	Inventories	5,539,000	5,257,000
1.01.06	Recoverable Taxes	1,817,000	1,743,000
1.01.08	Other Current Assets	1,533,000	1,473,000
1.01.08.01	Non-Current Assets for Sale	41,000	1,187,000
1.01.08.03	Other	1,492,000	286,000
1.01.08.03.01	Financial Instruments - Derivatives	58,000	19,000
1.01.08.03.02	Dividends Receivable	0	16,000
1.01.08.03.03	Credits with Related Parties - Short Term	1,181,000	0
1.01.08.03.04	Others assets	253,000	251,000
1.02	Noncurrent Assets	29,546,000	31,571,000
1.02.01	Long-term Assets	4,823,000	4,966,000
1.02.01.04	Accounts Receivable	877,000	559,000
1.02.01.04.01	Trade Receivables	0	1,000
1.02.01.04.02	Other Accounts Receivable	877,000	558,000
1.02.01.07	Deferred Taxes	647,000	581,000
1.02.01.09	Credits with Related Parties	343,000	517,000
1.02.01.10	Other Noncurrent Assets	2,956,000	3,309,000
1.02.01.10.04	Recoverable Taxes	2,064,000	2,410,000
1.02.01.10.05	Restricted deposits for legal proceedings	738,000	731,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	3,000	6,000
1.02.01.10.07	Other Noncurrent Assets	151,000	162,000
1.02.02	Investments	4,100,000	4,508,000
1.02.02.01	Investments in Associates	1,239,000	1,254,000
1.02.02.02	Investment properties	2,861,000	3,254,000
1.02.03	Property and Equipment, Net	15,373,000	16,344,000
1.02.03.01	Property and Equipment in Use	10,765,000	11,573,000
1.02.03.02	Leased Properties Right-of-use	4,608,000	4,771,000
1.02.04	Intangible Assets, net	5,250,000	5,753,000
1.02.04.01	Intangible Assets	5,250,000	5,753,000
1.02.04.01.02	Intangible Assets	4,863,000	5,312,000
1.02.04.01.03	Intangible Right-of-use	387,000	441,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2022	Previous Year 12/31/2021
2	Total Liabilities	43,391,000	49,443,000
2.01	Current Liabilities	12,964,000	16,550,000
2.01.01	Payroll and Related Taxes	737,000	808,000
2.01.02	Trade payables, net	6,677,000	10,078,000
2.01.03	Taxes and Contributions Payable	514,000	580,000
2.01.04	Borrowings and Financing	2,239,000	1,470,000
2.01.05	Other Liabilities	2,797,000	3,552,000
2.01.05.01	Payables to Related Parties	365,000	371,000
2.01.05.02	Other	2,432,000	3,181,000
2.01.05.02.01	Dividends and interest on own capital	10,000	112,000
2.01.05.02.07	Pass-through to Third Parties	55,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	184,000	182,000
2.01.05.02.09	Deferred Revenue	205,000	383,000
2.01.05.02.11	Acquisition of companies	732,000	701,000
2.01.05.02.12	Other Payables	431,000	893,000
2.01.05.02.17	Lease Liability	815,000	895,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	14,517,000	16,513,000
2.02.01	Borrowings and Financing	5,619,000	7,582,000
2.02.02	Other Liabilities	6,287,000	6,489,000
2.02.02.01	Liabilities with related parties	24,000	96,000
2.02.02.01.04	Debts with Others Related Parties	24,000	96,000
2.02.02.02	Others	6,263,000	6,393,000
2.02.02.02.03	Taxes payable in installments	82,000	153,000
2.02.02.02.05	Financing Related to Acquisition of Assets	79,000	68,000
2.02.02.02.07	Other Noncurrent Liabilities	292,000	260,000
2.02.02.02.08	Provision for Losses on Investments	758,000	689,000
2.02.02.02.09	Lease liability	5,052,000	5,223,000
2.02.03	Deferred taxes	845,000	935,000
2.02.04	Provisions	1,663,000	1,442,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,663,000	1,442,000
2.02.06	Profits and Revenues to be Appropriated	103,000	65,000
2.03	Shareholders’ Equity	15,910,000	16,380,000
2.03.01	Share Capital	5,860,000	5,859,000
2.03.02	Capital Reserves	308,000	291,000
2.03.02.04	Stock Option	306,000	289,000
2.03.02.07	Other Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,724,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	231,000	233,000
2.03.04.07	Tax Incentive Reserve	2,762,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with shareholders	1,612,000	1,063,000
2.03.05	Retained Earnings/ Accumulated Losses	664,000	0
2.03.08	Other comprehensive income	-1,017,000	574,000
2.03.09	Non-Controlling interests	2,371,000	2,731,000
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Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current quarter 07/01/2022 to 09/30/2022	Year to date current period 01/01/2022 to 09/30/2022	Previous Quarter 07/01/2021 to 09/30/2021	Year to date previous period 01/01/2021 to 09/30/2021
3.01	Net operating revenue	10,451,000	30,636,000	9,594,000	28,689,000
3.02	Cost of sales	-7,856,000	-22,825,000	-7,183,000	-21,245,000
3.03	Gross Profit	2,595,000	7,811,000	2,411,000	7,444,000
3.04	Operating Income/Expenses	-2,462,000	-7,280,000	-2,274,000	-6,806,000
3.04.01	Selling Expenses	-1,518,000	-4,504,000	-1,397,000	-4,155,000
3.04.02	General and administrative expenses	-416,000	-1,244,000	-392,000	-1,244,000
3.04.05	Other Operating Expenses	-476,000	-1,337,000	-461,000	-1,370,000
3.04.05.01	Depreciation and Amortization	-419,000	-1,217,000	-367,000	-1,172,000
3.04.05.03	Other operating expenses, net	-57,000	-120,000	-94,000	-198,000
3.04.06	Share of Profit of associates	-52,000	-195,000	-24,000	-37,000
3.05	Profit from operations before net financial expenses	133,000	531,000	137,000	638,000
3.06	Net Financial expenses	-312,000	-987,000	-275,000	-620,000
3.07	Income (loss) before income tax and social contribution	-179,000	-456,000	-138,000	18,000
3.08	Income tax and social contribution	27,000	126,000	125,000	168,000
3.08.01	Current	-25,000	-326,000	-6,000	-89,000
3.08.02	Deferred	52,000	452,000	131,000	257,000
3.09	Net Income from continued operations	-152,000	-330,000	-13,000	186,000
3.10	Net Income (loss) from discontinued operations	-92,000	1,387,000	-24,000	-67,000
3.10.01	Net Income (loss) from Discontinued Operations	-92,000	1,387,000	-24,000	-67,000
3.11	Net Income for the period	-244,000	1,057,000	-37,000	119,000
3.11.01	Attributable to Controlling Shareholders	-296,000	930,000	-89,000	26,000
3.11.02	Attributable to Non-controlling Shareholders	52,000	127,000	52,000	93,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-1.10060	3.45330	-0.33183	0.09682
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	-1.10049	3.44909	-0.33095	0.09655

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 07/01/2022 to 09/30/202	Year to date current period 01/01/2022 to 09/30/2022	Previous Quarter 07/01/2021 to 09/30/2021	Year to date previous period 01/01/2021 to 09/30/2021

4.01	Net income for the Period	-244,000	1,057,000	-37,000	119,000
4.02	Other Comprehensive Income	-838,000	-2,000,000	798,000	-888,000
4.02.02	Foreign Currency Translation	-838,000	-2,003,000	802,000	-877,000
4.02.04	Fair Value of Trade Receivables	0	-1,000	-8,000	-10,000
4.02.05	Cash Flow Hedge	1,000	4,000	3,000	1,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	0	1,000	-2,000
4.03	Total Comprehensive Income for the Period	-1,082,000	-943,000	761,000	-769,000
4.03.01	Attributable to Controlling Shareholders	-958,000	-661,000	512,000	-673,000
4.03.02	Attributable to Non-Controlling Shareholders	-124,000	-282,000	249,000	-96,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 09/30/2022	Year to date previous period 01/01/2021 to 09/30/2021

6.01	Net Cash Operating Activities	-3,220,000	-1,788,000
6.01.01	Cash Provided by the Operations	1,353,000	2,375,000
6.01.01.01	Net Income for the Period	1,057,000	119,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	-37,000	-383,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,637,000	116,000
6.01.01.04	Depreciation/Amortization	1,436,000	1,621,000
6.01.01.05	Interest and Inflation Adjustments	1,281,000	928,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	195,000	37,000
6.01.01.08	Provision for Risks	342,000	125,000
6.01.01.09	Provision for Write-off and impairment	0	4,000
6.01.01.10	Share-based Payment	17,000	20,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	31,000	45,000
6.01.01.12	Net gain (loss) by dilution of equity interest	0	-1,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-44,000	-18,000
6.01.01.15	Deferred Revenue	-103,000	-91,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-186,000	-147,000
6.01.01.18	Gain in disposal of subsidiaries	1,000	0
6.01.02	Changes in Assets and Liabilities	-4,573,000	-4,163,000
6.01.02.01	Accounts Receivable	64,000	29,000
6.01.02.02	Inventories	-661,000	-189,000
6.01.02.03	Recoverable Taxes	216,000	-173,000
6.01.02.04	Other Assets	-423,000	-95,000
6.01.02.05	Related Parties	-370,000	-79,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-19,000	-90,000
6.01.02.07	Trade Payables	-2,618,000	-3,494,000
6.01.02.08	Payroll and Related Taxes	-26,000	-31,000
6.01.02.09	Taxes and Social Contributions Payable	132,000	79,000
6.01.02.10	Payments of provision for risk	-213,000	-112,000
6.01.02.11	Deferred Revenue	-7,000	68,000
6.01.02.12	Other Payables	-378,000	184,000
6.01.02.13	Income Tax and Social contribution,paid	-286,000	-260,000
6.01.02.15	Dividends and Interest on Equity received	16,000	0
6.02	Net Cash of Investing Activities	2,121,000	-801,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-953,000	-734,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-163,000	-176,000
6.02.04	Sales of Property and Equipment	3,300,000	203,000
6.02.09	Acquisition of Investment Propery (Note 13)	-63,000	-93,000
6.02.10	Net Cash from Mergers	0	-1,000
6.03	Net Cash of Financing Activities	-2,987,000	-1,407,000
6.03.01	Capital Increase	1,000	8,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,064,000	4,160,000
6.03.03	Payments of Borrowings and Financing	-2,772,000	-3,696,000
6.03.05	Payment of Dividends	-187,000	-737,000
6.03.06	Transactions with Non-controlling Interest	0	14,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.08	Transactions with Non-controlling Interest	-8,000	-5,000
6.03.09	Payment of lease liability	-1,082,000	-1,148,000
6.04	Exchange rate changes in cash and cash equivalents	-328,000	-189,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,414,000	-4,185,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,274,000	8,711,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,860,000	4,526,000
18

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 09/30/2022

R$ (in thousands)			1000
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compre-hensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.04	Capital Transactions with Shareholders	1,000	17,000	553,000	0	0	571,000	-83,000	488,000
5.04.01	Capital Increase	1,000	0	0	0	0	1,000	0	1,000
5.04.03	Share based expenses	0	17,000	0	0	0	17,000	0	17,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	577,000	0	0	577,000	17,000	594,000
5.04.13	Disco subsidiary PUT valuation (Note 17.3)	0	0	0	0	0	0	9,000	9,000
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-102,000	-102,000
5.04.16	Others	0	0	-10,000	0	0	-10,000	-7,000	-17,000
5.05	Total Comprehensive Income	0	0	0	930,000	-1,591,000	-661,000	-282,000	943,000
5.05.01	Net Income for the Period	0	0	0	930,000	0	930,000	127,000	1,057,000
5.05.02	Other Comprehensive Income	0	0	0	0	-1,591,000	-1,591,000	-409,000	-2,000,000
5.05.02.04	Foreign currency translation	0	0	0	0	-1,596,000	-1,596,000	-407,000	-2,003,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000	0	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	6,000	6,000	-2,000	4,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000	5,000	-15,000
5.06.01	Reserves Constitution	0	0	266,000	-266,000	0	0	0	0
5.06.05	Transactions with Shareholders	0	0	-20,000	0	0	-20,000	5,000	-15,000
5.07	Closing Balance	5,860,000	308,000	7,724,000	664,000	-1,017,000	13,539,000	2,371,000	15,910,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 09/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	422,000	-194,000	7,000	-4,000	0	233,000	-111,000	122,000
5.04.01	Capital Increase	208,000	0	-200,000	0	0	8,000	0	8,000
5.04.03	Share based expenses	0	20,000	0	0	0	20,000	0	20,000
5.04.05	Sales of treasury stock	0	2,000	6,000	0	0	8,000	0	8,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	279,000	0	0	279,000	14,000	293,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-137,000	-137,000
5.04.16	Others	0	0	-9,000	-4,000	0	-13,000	12,000	-1,000
5.05	Total Comprehensive Income	0	0	0	21,000	-694,000	-673,000	-96,000	-769,000
5.05.01	Net Income for the Period	0	0	0	26,000	0	26,000	93,000	119,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-694,000	-699,000	-189,000	-888,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-684,000	-689,000	-188,000	-877,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-10,000	-10,000	0	-10,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	2,000	2,000	-1,000	1,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000	0	-2,000
5.07	Closing Balance	5,858,000	285,000	6,097,000	17,000	998,000	13,255,000	2,905,000	16,160,000

20

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2022 to 09/30/2022	Year to date previous period 01/01/2021 to 09/30/2021

7.01	Revenues	33,748,000	31,607,000
7.01.01	Sales of Goods, Products and Services	33,726,000	31,518,000
7.01.02	Other Revenues	29,000	100,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-7,000	-11,000
7.02	Products Acquired from Third Parties	-25,205,000	-23,604,000
7.02.01	Costs of Products, Goods and Services Sold	-21,727,000	-20,314,000
7.02.02	Materials, Energy, Outsourced Services and Other	-3,478,000	-3,290,000
7.03	Gross Value Added	8,543,000	8,003,000
7.04	Retention	-1,369,000	-1,363,000
7.04.01	Depreciation and Amortization	-1,369,000	-1,363,000
7.05	Net Value Added Produced	7,174,000	6,640,000
7.06	Value Added Received in Transfer	1,797,000	221,000
7.06.01	Share of Profit of Subsidiaries and Associates	-195,000	-37,000
7.06.02	Financial Revenue	605,000	325,000
7.06.03	Other	1,387,000	-67,000
7.07	Total Value Added to Distribute	8,971,000	6,861,000
7.08	Distribution of Value Added	8,971,000	6,861,000
7.08.01	Personnel	3,150,000	3,219,000
7.08.01.01	Direct Compensation	2,506,000	2,479,000
7.08.01.02	Benefits	411,000	382,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	89,000	106,000
7.08.01.04	Other	144,000	252,000
7.08.01.04.01	Profit (cost) sharing	144,000	252,000
7.08.02	Taxes, Fees and Contributions	3,135,000	2,549,000
7.08.02.01	Federal	326,000	179,000
7.08.02.02	State	2,590,000	2,144,000
7.08.02.03	Municipal	219,000	226,000
7.08.03	Value Distributed to Providers of Capital	1,629,000	974,000
7.08.03.01	Interest	1,599,000	955,000
7.08.03.02	Rentals	30,000	19,000
7.08.04	Value Distributed to Shareholders	1,057,000	119,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	916,000	-43,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	127,000	93,000

21

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

3Q22

EARNINGS

RELEASE

November 03, 2022

CBD LISTED NYSE 25 YEARS | PCAR B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ICON B3 ISE B3 IAGRO-FFS B3 SMLL B3

ICO2 B3 IGC-NM B3 IGCT B3 IGC B3 ITAG B3 IBRA B3

22

Consolidated result with robust growth in total sales in the quarter

•	Consolidated total gross revenue from continuing operations reached R$11.6 billion in 3Q22, up 9.5% versus 3Q21, as a result of sales growth with acceleration of expansion at New GPA Brazil and continued double-digit growth at Grupo Éxito. In 9M22, total gross sales were R$33.7 billion;
•	Consolidated Adjusted EBITDA totaled R$660 million in 3Q22 with an Adjusted EBITDA margin of 6.3%. Year-to-date, Consolidated Adjusted EBITDA reached R$2.0 billion;
•	Solid financial situation, with leverage of 1.7x at the end of the quarter, 0.4x lower compared to 3Q21. The cash position at the end of the quarter was R$3.9 billion, 1.7x the Company's short-term debt.

Improved sales growth in same-store sales, beyond the acceleration of expansion in the New GPA Brazil

•	Gross revenue from sales in the continued perimeter, excluding gas stations, totaled R$ 4.3 billion in 3Q22, a 14.2% growth in total sales and 6.6% in same-store concept versus the same period in 2021, as a result of the continuous work in six strategic pillars focused on "do the basics well" and on store openings in the period. In 3Q22, e-commerce sales totaled R$409 million, an increase of 8.0% versus 3Q21, excluding sales from discontinued hypermarkets. Therefore, the total online sales penetration was 11.1%;
•	The pro forma Adjusted EBITDA margin was 6.0%, explained by the impact of higher inflation on gross profit, despite a good control of SG&A with a reduction of 70 bps in % of net revenue. Year-to-date, the pro forma Adjusted EBITDA margin was 7.3%;
•	GPA Brazil continues its process of repositioning and redefining its internal processes, focusing on operations and on resuming profitability for the Company's turnaround in 2023.

Continuous double-digit growth in the international perimeter

•	Grupo Éxito recorded strong double-digit growth in same-store sales at 20.3% versus 3Q21 (in constant currency), growing in the 3 countries in which it operates, which is due to an increase in-store traffic and the satisfactory performance of innovative formats. Omnichannel sales represented 9.5% of total sales for 3Q22;
•	Grupo Éxito reached an Adjusted EBITDA Margin of 7.6% in 3Q22, a decrease of 110 bps compared to 3Q21, impacted by the higher level of inflation in the 3 countries in which it operates and by the higher level of provision at Tuya.

23

GPA Consolidated

Resumption of sales growth in Brazil with profitability still evolving and continuity of the good performance of Grupo Éxito

R$ million, except when indicated	GPA Consolidated(1)
	3Q22	3Q21	Δ	9M22	9M21	Δ
Gross Revenue	11,561	10,560	9.5%	33,727	31,518	7.0%
Net Revenue	10,453	9,595	8.9%	30,637	28,689	6.8%
Gross Profit	2,596	2,412	7.6%	7,812	7,445	4.9%
Gross Margin	24.8%	25.1%	-30 bps	25.5%	25.9%	-40 bps
Selling, General, and Administrative Expenses	(1,936)	(1,789)	8.2%	(5,748)	(5,400)	6.4%
% of Net Revenue	18.5%	18.6%	-10 bps	18.8%	18.8%	0 bps
Other Operating Revenue (Expenses)	(56)	(94)	-40.2%	(121)	(198)	-39.0%
Adjusted EBITDA(2)	660	677	-2.5%	2,021	2,198	-8.1%
Adjusted EBITDA Margin(2)	6.3%	7.1%	-80 bps	6.6%	7.7%	-110 bps
Net Income Controlling Shareholders - Continued Operations	(196)	(65)	203.1%	(457)	94	-588.2%
Net Margin Controlling Shareholders - Continued Operations	-1.9%	-0.7%	-120 bps	-1.5%	0.3%	-180 bps
Net Income Controlling Shareholders - Discontinued Operations(3)	(92)	(25)	270.1%	1,387	(68)	n.d.
Net Income Controlling Shareholders Consolidated	(288)	(89)	221.7%	930	26	n.d.

(1) The consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), and the result of the equity income of Cdiscount

(2) Operating income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses)

(3) Includes the result of hypermarket operations

Message from the CEO

We have ended the third quarter with growth in sales and accelerated expansion of the perimeter of New GPA Brazil and have maintained double-digit growth for Grupo Éxito. The advances in New GPA's results begin to reflect the work we started six months ago, focusing on the Group's pillars and strategic projects, returning to "doing the basics well."

We have made progress in important actions for consolidating our sustainable growth: completing the work of aligning the ideal assortment, in particular for the Pão banner, which will reflect in an improved perception of product price and availability on the shelves; the increased share of perishables in total sales and the reduced level of total stockouts.

Internationally, Éxito continues to show strong, double-digit growth in same-store sales, and a significant part of the sales are online, maintaining growth in the three countries in which we operate, reflecting the strategy of consistently focusing on innovation and omnichannel.

We have hit the ground running in this fourth quarter, positioned to continue evolving in terms of our strategic plan, our deliveries and improving the experience for our customers.

Marcelo Pimentel

GPA’s CEO

Notice/Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and; therefore, are subject to change.

24

Sales Performance

GPA BRAZIL

Acceleration of total sales with the conclusion of hypermarket conversions

GROSS REVENUE	3Q22/3Q21
(R$ million)	Total Sales	% Total Stores	Same-Store Sales(3)
Pão de Açúcar	2,109	11.9%	5.5%
Mercado Extra / Compre Bem	1,449	12.5%	2.0%
Proximity	682	25.3%	21.7%
Other businesses(1)	52	31.7%	n.d.
New GPA Brazil, excluding Gas Stations	4,293	14.2%	6.6%
Gas Stations	320	-22.4%	-21.9%
New GPA Brazil	4,612	10.6%	3.8%
Extra Hiper - Discontinued Operation / Stores under Conversion	44	-98.3%	n.d.
GPA Brazil(2)	4,657	-32.5%	3.8%

(1) Revenue from the lease of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, 80 bps were reduced in 3Q22

Total sales of New GPA Brazil reached R$4.6 billion in 3Q22 and, excluding gas stations, reached R$4.3 billion, resulting in a growth of 14.2%, driven by the converted hypermarket stores. In same-store sales, growth was 6.6% versus 3Q21. In the Pão de Açúcar banner, our same-store sales reached 5.5% in 3Q22. In the Proximity model, we continued with double-digit growth of 21.7%, explained by the increase in sales in the beverage, bakery, and rotisserie sectors, in addition to the continuous increase in the flow of transit stores and a greater number of stores serving last miles partners. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales grew by 2.0%, impacted by an accurate effect from the incorporation of Compre Bem, which brought logistics and systems challenges. In 3Q22, we still had a negative impact on same-store sales of gas stations due to the conversion of stores to wholesale+retail.

Sales from premium formats corresponded to 50.0% of the total gross sales:

*Does not consider the sale of hypermarkets and includes sales of Compre Bem, which started to be considered as of 1Q22. As a result, the numbers for 1Q22 and 2Q22 were retracted.

In e-commerce, our GMV was R$409 million in 3Q22, an increase of 8.0% versus 3Q21, excluding sales from hypermarkets in 3Q21. This growth is explained by a series of improvements, including increased same-day delivery times, a new partnership with iFood for fast delivery in 30 stores, in addition to operational improvements for greater efficiency in order picking.

25

The six strategic pillars of the New GPA Brazil

Based on the company's six strategic pillars, below are the highlights for 3Q22.

Top-line: focus on incremental sales

To always meet our customers' needs, in the quarter, we concluded the study to define the ideal assortment, especially in the Pão de Açúcar banner. This assortment adjustment will bring about a better structuring of the assortment pyramid, which, consequently, brings better price perception to customers in different formats. In addition to identifying the ideal assortment, we are adjusting our customers' KVI (key value items) to improve our OSA (on-shelf availability) level every day.

We have two indicators that already show improvements this quarter: i) the reduction of total stockouts of approximately 20%, and ii) an increase of 160 bps in the share of perishables in total sales.

Also, in this quarter, we developed the refresh project, which aims to improve the value proposition of perishables, reinterpreting the flow of merchandise and displaying products in the store, bringing higher quality of products on display to the customer and improving profitability by reducing breakage.

NPS: search for continuous evolution in the indicator

In surveys with our customers, we noticed that the main points of attention about NPS are: queues in stores, stockouts, assortments and price mistakes on product labels. We started a complete action plan to improve our NPS, including a stockout reduction plan, multi-skilled training, and implementation of self-checkouts (at the end of 3Q22, we had self-check-outs in 80% of supermarket stores, and in 3Q, we also started the implementation in the proximity format). With these initiatives, we have already seen an evolution of approximately 35% in NPS in 3Q22 versus 4Q21.

Digital: greater availability of delivery times to meet the growing demand of our customers

To sustain our digital growth, we are focused on: i) increasing our assortment, especially in perishables; ii) greater availability of delivery times; and iii) fast delivery. In 3Q22, we implemented fast delivery in our 1P, incorporating James' logistics engine, and today we already have 150 stores serving this model, which took our same-day delivery percentage from 40% to 65% in these stores. Another crucial initiative in our 1P and 3P was the extension of the delivery time to 10 p.m. and the opening of a greater number of stores on Sundays. In our partnerships, we implemented express sales with iFood in 30 proximity stores, with the potential to be implemented in all proximity stores by the end of the year. In October, we started testing operations with BEES and Magazine Luiza to expand our area of operation.

Also, in digital format, we launched the "Stix buy and swap" program, and from September onwards, all customers earn Stix points; just buy and exchange them at the checkout, accelerating the redemption of points and customer loyalty.

Expansion: finalization of the conversions of Extra Hiper stores

In the third quarter, we conducted the conversion of 14 hypermarket stores (10 Pão de Açúcar and 4 Mercado Extra), concluding the conversion plan of 23 stores, 13 of which for the Pão de Açúcar format, 8 for the Mercado Extra, and 2 for the Compre Bem banner.

Pão de Açúcar stores are created with the G7 concept, with a completely revitalized consumer experience and customer flow based on four pillars: Experimental, Exclusive, Social, and Fluid. G7 stores value digital integration into the purchase process, upon the commitment to be increasingly multichannel, offering the customer the choice to buy wherever and however they prefer, whether in stores, on the website, or on the Pão de Açúcar Mais app, which offers exclusive and personalized discounts, which can be used at the time of purchase.

26

The new Minuto Pão de Açúcar stores were created to be an extension of our customers' pantry and are notable for the premium shopping experience, which adapts the assortment of the neighborhoods where the units are located.

The Mercado Extra stores, a neighborhood supermarket format, have a concept formed by a differentiated exhibition called Rua do Comércio, in addition to the Mercadão and Feira Estendida, which are open from Tuesday to Thursday, always with fresh products. The stores also have Meat products and Cold Cuts section with reinforced service teams, where the most varied types of meat and cuts are offered to the customer's preferences, in addition to the Bakery, which offers bread and recipes made in-house and ready-to-eat products.

In 3Q22, we opened six new stores under the Minuto Pão de Açúcar banner and one under the Pão de Açúcar banner, totaling 10 new stores in the year. For the fourth quarter, we expect to open approximately 40 stores under the Minuto Pão de Açúcar and the Pão de Açúcar banner.

Regarding the Pão de Açúcar refurbishment, we renovated 24 stores. Of the current store network, we have approximately 45% under the G7 model; given the greater share of perishables in this model, these stores have higher sales and margins than the non-renovated stores (an average of +5 points in sales and approximately +1 point in margin). Until the end of 2022, we will have over 55% of our total stores renovated.

27

GRUPO ÉXITO

A fifth consecutive quarter of double-digit growth with strong sales performance in all three countries of operation

GROSS REVENUE	3Q22/3Q21
(R$ million)	Total Sales	% Total Stores	% Total Stores Constant Currency	Same-Store Sales(1) Constant Currency
Grupo Éxito	6,930	8.8%	21.8%	20.3%
Colombia	4,940	2.1%	16.3%	14.8%
Uruguay	1,252	19.3%	11.7%	11.1%
Argentina	737	53.1%	133.7%	126.8%

(1) Same-store sales concept performance considering growth at constant exchange rates. To reflect the calendar effect, 20 bps was added in the 3Q22 in Grupo Éxito (10 bps in Colombia, 60 bps in Uruguay, and -50 bps in Argentina)

Grupo Éxito showed a solid sales performance in 3Q22, reaching the fifth consecutive quarter with double-digit growth in same-store sales at constant exchange rates. Gross revenue totaled R$6.9 billion in the quarter, with same-store growth of 20.3% versus 3Q21, and due to the appreciation of the Brazilian real versus the Colombian peso, total store growth was 8.8% YoY.

COLOMBIA

Strong growth above inflation in the quarter, mainly driven by the positive trend in the food category. In same-store sales, growth was 14.8% versus the same period of the previous year. Highlight for the solid performance of the cash & carry business in the quarter. The share of omnichannel sales in the country grew by 70 bps versus 3Q21, reaching 11.9%.

URUGUAY

Significant growth in Fresh Market stores (+17.1% YoY), with a high share of sales (51.5%). Same-store sales grew 11.1% in the quarter.

ARGENTINA

Sales growth above inflation (which was approximately 76% in the quarter) reflects the satisfactory performance of commercial centers, increased in-store traffic, and consolidation of the real estate business in the country.

For further information on the results of Grupo Éxito, please find below the link to the earnings released: https://www.grupoexito.com.co/en/financial-information

28

Financial Performance

GPA BRASIL

We have two views for GPA Brazil’s result, for a better analysis of our businesses: the accounting view and the pro forma view. In applying IFRS5/CPC 31 “Noncurrent Assets Held for Sale and Discontinued Operations”, certain expenses recorded in the Gross Profit, Selling, General and Administrative Expenses cannot be reclassified to net profit of the discontinued operations in accounting since they are only partially related to discontinued operations. Hence, this proration was made for “pro-forma” purposes only and must cease as the expenses reach their new recurring level.

R$ million, except when indicated	GPA Brazil(1)
	3Q22	3Q21	Δ	9M22	9M21	Δ
Gross Revenue	4,612	4,170	10.6%	13,175	12,617	4.4%
Net Revenue	4,305	3,900	10.4%	12,366	11,827	4.6%
Gross Profit	1,009	960	5.1%	3,138	3,119	0.6%
Gross Margin	23.4%	24.6%	-120 bps	25.4%	26.4%	-100 bps
Selling, General, and Administrative Expenses	(797)	(771)	3.3%	(2,378)	(2,239)	6.2%
% of Net Revenue	18.5%	19.8%	-130 bps	19.2%	18.9%	30 bps
Equity Income	16	12	36.6%	34	41	-16.5%
Adjusted EBITDA(2)	255	252	1.4%	864	1,024	-15.7%
Adjusted EBITDA Margin(2)	5.9%	6.5%	-60 bps	7.0%	8.7%	-170 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA BRAZIL – PRO-FORMA

R$ million, except when indicated	GPA Brazil(1)
	3Q22	3Q21	Δ	9M22	9M21	Δ
Gross Revenue	4,612	4,170	10.6%	13,175	12,617	4.4%
Net Revenue	4,305	3,900	10.4%	12,366	11,827	4.6%
Gross Profit	1,011	958	5.5%	3,157	3,113	1.4%
Gross Margin	23.5%	24.6%	-110 bps	25.5%	26.3%	-80 bps
Selling, General, and Administrative Expenses	(797)	(749)	6.4%	(2,360)	(2,204)	7.1%
% of Net Revenue	18.5%	19.2%	-70 bps	19.1%	18.6%	50 bps
Equity Income	16	12	36.6%	34	41	-16.5%
Adjusted EBITDA(2)	257	274	-6.4%	903	1,041	-13.3%
Adjusted EBITDA Margin(2)	6.0%	7.0%	-100 bps	7.3%	8.8%	-150 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA Brazil's Gross Profit totaled R$1.0 billion in the quarter, with a margin of 23.5%, a decline of 110 bps compared to 3Q21, mainly explained by:

i)	the increase in inflation: resulting in the need to increase promoshare and continuous increase in the costs of in-store transformation of goods, packaging and logistics; and
ii)	fees from last mile partners: increased share of last mile partners in our sales, with the negative impact of the fee offset by the positive impact on the dilution of SG&A.

29

Selling, General and Administrative Expenses totaled R$797 million in the quarter, an increase of 6.4% compared to the same period in 2021, below inflation in the period, which resulted in a dilution of 70 bps reaching 18.5% of net revenue. This reduction is concentrated in the line of general and administrative expenses with the restructuring carried out at the headquarters after the hypermarkets transaction, with this we reduced the percentage of general and administrative expenses/net revenue from 4.0% in 3Q21 to 3.2% in 3Q22 and we continue to focus on further diluting this share. In 9M22, selling and administrative expenses totaled R$2.4 billion, reaching 19.1% of net revenue.

Equity Income totaled R$16 million in 3Q22, an increase of 36.6% versus 3Q21, reflecting the increase in revenue from FIC's operations in the period. Year-to-date, equity income was R$34 million.

As a result of the effects mentioned, GPA Brazil's Adjusted EBITDA was R$257 million and Adjusted EBITDA Margin was 6.0%, with a reduction of 100 bps versus 3Q21.

GPA Brazil continues its process of repositioning and redefining its internal processes, focusing on operations and on resuming profitability for the Company's turnaround in 2023.

30

GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	3Q22	3Q21	Δ	9M22	9M21	Δ
Gross Revenue	6,930	6,369	8.8%	20,491	18,845	8.7%
Net Revenue	6,130	5,675	8.0%	18,216	16,816	8.3%
Gross Profit	1,569	1,436	9.2%	4,617	4,290	7.6%
Gross Margin	25.6%	25.3%	30 bps	25.3%	25.5%	-20 bps
Selling, General, and Administrative Expenses	(1,117)	(986)	13.3%	(3,305)	(3,047)	8.5%
% of Net Revenue	18.2%	17.4%	80 bps	18.1%	18.1%	0 bps
Equity Income	(14)	17	-181.1%	(35)	22	-257.5%
Adjusted EBITDA(1)	464	494	-6.2%	1,360	1,351	0.6%
Adjusted EBITDA Margin(1)	7.6%	8.7%	-110 bps	7.5%	8.0%	-50 bps

(1) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

Grupo Éxito's Gross Profit in 3Q22 totaled R$1.6 billion (+9.2% YoY) with a margin of 25.6%, growth of 30 bps versus 3Q21, driven by the dilution of net revenue, recovery in the performance of Uruguay and the operation in Argentina, in addition to the greater contribution from the real estate business.

Selling, General and Administrative Expenses totaled R$1.1 billion in 3Q22, representing 18.2% of net revenue, an increase of 80 bps versus the same period in 2021, mainly due to higher inflation levels in the 3 countries in which it operates.

Equity Income totaled a loss of R$14 million in 3Q22, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya finance, with higher level of provision in the quarter (both joint ventures with Bancolombia).

The Adjusted EBITDA in 3Q22 totaled R$464 million, a decrease of 6.2% compared to 3Q21, due to the strong comparison base of 3Q21. The Adjusted EBITDA Margin reduced 110 bps compared to the same period of the previous year, reaching 7.6%, due to the impacts mentioned above.

31

OTHER OPERATING REVENUE (EXPENSES)

In the quarter, Other Income and Expenses reached R$56 million, a decrease of -40.2% versus 3Q21. This result is mainly due to stores restructuring and legal contingencies.

FINANCIAL INCOME

FINANCIAL INCOME	Consolidated
(R$ Million)	3Q22	3Q21	Δ	9M22	9M21	Δ
Financial Revenue	235	43	449.2%	509	224	127.1%
Financial Expenses	(415)	(209)	98.3%	(1,124)	(506)	122.1%
Cost of Debt	(289)	(157)	84.1%	(748)	(327)	128.6%
Cost of Receivables Discount	(11)	(1)	n.d.	(35)	(1)	n.d.
Other financial expenses	(94)	(52)	80.5%	(290)	(179)	62.2%
Net exchange variation	(19)	1	n.d.	(51)	1	n.d.
Net Financial Revenue (Expenses)	(180)	(166)	8.0%	(615)	(282)	118.1%
% of Net Revenue	-1.7%	-1.7%	0 bps	-2.0%	-1.0%	-100 bps
Interest on lease liabilities	(133)	(108)	22.7%	(372)	(338)	10.0%
Net Financial Revenue (Expenses) - Post IFRS 16	(313)	(275)	13.8%	(987)	(620)	59.2%
% of Net Revenue - Post IFRS 16	-3.0%	-2.9%	-10 bps	-3.2%	-2.2%	-100 bps

In 3Q22, the Company's net financial result pre-IFRS16 totaled R$180 million, an increase of 8.0% versus the same period of the previous year. This result is mainly explained by:

•	Financial revenue: a non-recurring effect of some credits in the third quarter of 2022 and monetary restatement related to the assignment of Extra Hiper.

•	Financial expenses: the cost of debt due to a higher interest rate scenario, the cost of anticipations of receivables related to the assignment of Extra Hiper, and exchange rate variation in the period.

32

NET DEBT

INDEBTEDNESS	Consolidated
(R$ Million)	09.30.2022	09.30.2021
Short-Term Debt	(2,224)	(2,287)
Loans and Financing	(2,139)	(717)
Debentures	(85)	(1,570)
Long-Term Debt	(5,616)	(7,538)
Loans and Financing	(2,984)	(4,039)
Debentures	(2,632)	(3,499)
Total Gross Debt	(7,840)	(9,825)
Cash and Financial investments	3,860	4,526
Net Debt	(3,980)	(5,299)
Adjusted EBITDA(1)	2,259	2,447
On balance Credit Card Receivables not discounted	56	95
Net Debt incl. Credit Card Receivables not discounted	(3,924)	(5,204)
Net Debt incl. Credit Card Receivables not discounted /	-1.7x	-2.1x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accrued in the last 12 months

Net debt including the balance of unearned receivables in GPA consolidated reached R$ -3.9 billion, a decrease of R$ -1.2 billion as compared to 3Q21. GPA has a net debt/Adjusted EBITDA ratio of -1.7x, reducing the leverage level by -0.4x.

In the last 12 months, the group generated an operating cash flow of R$1.3 billion in the scope of continuing activities, financing our investment plan. As to the discontinued scope, Extra Hiper stores and Drugstores, presented a positive variation of R$2.4 billion, mainly due to the R$1.7 billion of discount of receivables from the hypermarket transaction, which was partially used by the increase in interest rates. The changes below are in line with the Company's financial deleveraging strategy.

Evolution of the Pro-Forma net debt (R$ million)

33

INVESTMENTS

(R$ Million)	Consolidated
	3Q22	3Q21	Δ	9M22	9M21	Δ
New Stores and Land Acquisition	54	19	188.0%	93	45	105.0%
Store Renovations, Conversions and Maintenance	175	72	144.8%	513	260	97.4%
IT, Digital and Logistics	102	106	-2.9%	194	270	-28.3%
Total Investments GPA Brazil	331	196	69.3%	799	576	38.9%
Total Investments Grupo Éxito	157	124	26.3%	316	336	-6.0%
Total Investments Consolidated	488	320	52.6%	1,116	912	22.3%

Capex totaled R$488 million in 3Q22, of which R$331 million in Brazil and R$157 million in Grupo Éxito. In Brazil, the focus continues to be on adjusting the portfolio of the Pão de Açúcar banner to our latest G7 model, in addition to converting the remaining hypermarket stores to the group's other banners. In Grupo Éxito, approximately 74% in local currency was allocated to expansion, innovation, omnichannel and digital transformation activities in the period, and the remaining portion to maintenance and support of operational structures, updating of IT and logistics systems.

34

ESG AT GPA

Agenda with and for society and the environment

With our sustainability strategy and GPA's activity pillars, the following are the highlights for 3Q22:

GPA BRAZIL

1)        Promotion of diversity and inclusion: compared to 2021, we increased the percentage of black people on our number of employees by 30 bps, reaching 55% who self-report as black and mixed race and, in leadership positions (management and above), this number reached 40.4%. We are committed to maintaining a level of at least 50% black people on our total number of employees. In 3Q22, we became signatories of the Forum of Generations and the Future of Work, organized by the Mais Diversidade consultancy, which will discuss and provide solutions regarding generational issues in the world of work. In addition, we promoted several discussions in our 6th GPA Diversity Week, which featured several lectures and virtual events – in addition to training – with external guests and which had more than 2,700 participations and NPS of 93;

2)        Fight against climate change: we continue to advance our practices and processes to reduce our greenhouse gas emissions (scope 1 and 2), in line with our commitment to reduce 38% by 2030 (base year 2015). We ended 3Q22 with an accumulated reduction of 40% compared to the same period in 2021 due to initiatives to replace refrigerant gases and maintenance of engine rooms, in line with the target established for the year of a reduction of 29.8% (versus 2021);

3)        Commitment to Ethics and Transparency: we are part of different market indexes and in 3Q22 we completed our annual climate survey (Fale Na Boa), with the purpose of capturing the perception of our employees about the corporate environment. Using the NPS methodology with quantitative and qualitative questions, we had an overall rating average of 7.9 (an increase of 30 bps versus 2021) and the theme of Diversity and Sustainability was the highlight of the edition with the highest result among the other categories, reaching the score of 8.6 (versus 8.3 in 2021);

4)        Transformation in the value chain: in line with our public commitment to reach 100% of sales of our Exclusive Brand eggs from cage-free hens by 2025, we reached, in September, 50% of egg sales that involve animal well-being, advancing the goal established for the year 2022;

5)        Social impact and promotion of opportunities: we ended 3Q22 with more than 3.2 million supplemented meals from donations to food banks and partner social organizations, consisting of fruit, vegetables and legumes from our stores not suitable for sale, an increase of 5.5% compared to the same period of 2021. Moreover, in 3Q22, in partnership with the NGO Gerando Falcões, we launched our first social product, the Biscoito de Polvilho Qualitá 200g, with 100% of the proceeds going to the Falcons University project, which invests in the social development of the favelas in which the organization operates. In the first month alone, more than 60,000 units were sold.

GRUPO ÉXITO

•	Zero malnutrition: 45,794 children benefited (result up to September 2022) in Éxito Fundation programs related to the fight against chronic child malnutrition in children under 5 years old. The number of beneficiaries increased by approximately 27% compared to 2Q22 and is in line with the year's goal of reaching 60,000 children benefited by the end of 2022;
•	Sustainable trade: we achieved 90.7% of suppliers of fruit and vegetables from production in Colombia, in line with our target of 91% by the end of the year. As to textile products, 90% of the clothes are produced in Colombia and with 80% of domestic fabric generating more than 9,600 jobs of which 70% are occupied by women in different regions of the country;
•	My planet: store-back recycling volume reached the expected target in the period of 15,543 tons of recyclable materials. And in relation to the volume of recycling stations (consumer), the volume exceeded the target for the period with around 671.8 tons of post-consumer recycled waste by 3Q22, around 27% more than the same period in 2021.

35

BREAKDOWN OF STORE CHANGES BY BANNERS

In 3Q22, we completed the process of converting the Extra Hiper stores, totaling 23 converted stores: 13 stores for the Pão de Açúcar format, 8 for Mercado Extra, and 2 for the Compre Bem banner. In the quarter, we opened 6 new stores in the Minuto Pão de Açúcar format and 1 in the Pão de Açúcar format, continuing our expansion plan. At Grupo Éxito, we closed 4 stores for conversion in Colombia and opened another 3 stores converted to the Carulla Fresh Market model, in addition to 4 new stores in the Éxito WOW format (3 stores) and Surtimayorista (1 store). In Argentina, five new Mayorista banner stores were opened.

	2Q22	3Q22
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No of. Stores	Sales area ('000 sq. m.)
GPA Brazil	694	7	14	-2	-14	699	641
Pão de Açúcar	179	1	10	0	0	190	266
Mercado Extra	149	0	4	0	0	153	187
Compre Bem	30	0	0	0	0	30	39
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	100	6	0	0	0	106	26
Gas stations	74	0	0	0	0	74	58
Stores under Conversion / Analysis	21	0	0	-2	-14	5	29
Grupo Éxito	601	9	3	-7	-4	602	1,033
Colombia	485	4	3	-5	-4	483	836
Uruguay	91	0	0	-1	0	90	92
Argentina	25	5	0	-1	0	29	105
Total Group	1,295	16	17	-9	-18	1,301	1,673

36

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021
Current Assets	13,844	14,256	7,504	8,408	6,270	5,735
Cash and Marketable Securities	3,860	4,526	2,446	3,068	1,381	1,375
Accounts Receivable	696	604	312	274	362	325
Credit Card	56	33	56	35	-	-
Sales Vouchers and Trade Account Receivable	613	533	202	163	390	363
Allowance for Doubtful Accounts	(30)	(38)	(1)	-	(30)	(38)
Resulting from Commercial Agreements	57	77	55	76	2	1
Inventories	5,539	6,585	1,982	3,482	3,556	3,103
Recoverable Taxes	1,817	1,676	1,129	1,094	687	581
Noncurrent Assets for Sale	41	206	34	172	6	33
Credits with Related Parties - CP	1,181	-	1,181	-	-	-
Prepaid Expenses and Other Accounts Receivables	710	659	420	317	277	319
Noncurrent Assets	29,547	34,440	13,921	16,193	15,503	18,165
Long-Term Assets	4,824	4,608	4,625	4,351	185	278
Accounts Receivable	-	62	-	59	-	3
Credit Cards	-	62	-	59	-	3
Recoverable Taxes	2,064	2,588	2,064	2,588	-	-
Deferred Income Tax and Social Contribution	647	305	633	288	-	-
Amounts Receivable from Related Parties	344	239	284	185	60	92
Judicial Deposits	738	647	736	646	2	1
Prepaid Expenses and Others	1,031	767	908	585	122	181
Investments	1,239	1,304	824	811	415	493
Investment Properties	2,861	3,403	-	-	2,861	3,403
Property and Equipment	15,373	19,112	6,533	8,976	8,833	10,128
Intangible Assets	5,250	6,013	1,939	2,055	3,209	3,863
TOTAL ASSETS	43,391	48,696	21,425	24,601	21,773	23,900

37

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ Million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021
Current Liabilities	12,965	14,291	5,080	7,267	7,744	6,838
Suppliers	6,677	7,586	2,130	3,405	4,521	4,154
Loans and Financing	2,154	717	1,018	106	1,137	611
Debentures	85	1,570	85	1,570	-	-
Lease Liability	815	1,011	499	657	316	353
Payroll and Related Charges	737	853	345	458	378	382
Taxes and Social Contribution Payable	514	457	311	262	201	194
Financing for Purchase of Fixed Assets	184	142	82	64	102	78
Debt with Related Parties	365	248	276	143	57	80
Advertisement	17	40	17	39	-	-
Provision for Restructuring	19	21	12	7	6	13
Unearned Revenue	205	311	30	78	121	120
Others	1,193	1,335	276	479	905	851
Long-Term Liabilities	14,516	18,244	11,123	14,086	3,391	4,154
Loans and Financing	2,987	4,048	2,276	2,929	710	1,118
Debentures	2,632	3,499	2,632	3,499	-	-
Lease Liability	5,052	6,936	3,412	5,084	1,640	1,851
Financing by purchasing assets	79	100	-	-	79	100
Related Parties	24	120	24	120	-	-
Deferred Income Tax and Social Contribution	845	951	1	6	841	943
Tax Installments	82	175	79	169	4	6
Provision for Contingencies	1,664	1,456	1,570	1,351	94	104
Unearned Revenue	102	21	102	21	-	-
Provision for loss on investment in Associates	758	679	758	679	-	-
Others	291	259	268	227	24	32
Shareholders' Equity	15,910	16,162	5,221	3,247	10,638	12,908
Attributed to controlling shareholders	13,539	13,257	5,221	3,247	8,270	10,002
Capital	5,860	5,858	5,860	5,858	-	-
Capital Reserves	308	285	308	285	-	-
Profit Reserves	8,388	6,115	70	(3,894)	9,682	10,646
Other Comprehensive Results	(1,016)	998	(1,016)	998	(1,413)	(644)
Minority Interest	2,371	2,905	-	-	2,368	2,906
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	43,391	48,696	21,425	24,601	21,773	23,900

38

INCOME STATEMENT – 3rd QUARTER OF 2022

R$ Million	Consolidated(1)			GPA Brazil			Grupo Éxito
	3Q22	3Q21	Δ	3Q22	3Q21	Δ	3Q22	3Q21	Δ
Gross Revenue	11,561	10,560	9.5%	4,612	4,170	10.6%	6,930	6,369	8.8%
Net Revenue	10,453	9,595	8.9%	4,305	3,900	10.4%	6,130	5,675	8.0%
Cost of Goods Sold	(7,804)	(7,105)	9.8%	(3,270)	(2,889)	13.2%	(4,536)	(4,212)	7.7%
Depreciation (Logistics)	(52)	(78)	-33.4%	(26)	(51)	-48.6%	(26)	(27)	-4.5%
Gross Profit	2,596	2,412	7.6%	1,009	960	5.1%	1,569	1,436	9.2%
Selling Expenses	(1,519)	(1,397)	8.8%	(660)	(616)	7.2%	(851)	(763)	11.5%
General and Administrative Expenses	(416)	(393)	6.0%	(136)	(156)	-12.3%	(266)	(223)	19.4%
Selling, General and Adm. Expenses	(1,936)	(1,789)	8.2%	(797)	(771)	3.3%	(1,117)	(986)	13.3%
Equity Income(2)	(53)	(24)	123.2%	16	12	36.6%	(14)	17	-181.1%
Other Operating Revenue (Expenses)	(56)	(94)	-40.2%	(48)	(72)	-33.5%	(7)	(22)	-66.0%
Depreciation and Amortization	(419)	(368)	13.7%	(239)	(183)	30.9%	(174)	(182)	-4.1%
Earnings before interest and Taxes - EBIT	133	137	-2.7%	(58)	(55)	7.2%	256	264	-2.8%
Financial Revenue	260	59	343.5%	222	38	476.3%	37	19	93.1%
Financial Expenses	(573)	(333)	71.8%	(408)	(255)	59.8%	(163)	(76)	115.0%
Net Financial Result	(313)	(275)	13.8%	(186)	(217)	-14.0%	(126)	(57)	122.5%
Income (Loss) Before Income Tax	(180)	(138)	30.1%	(245)	(271)	-9.8%	130	207	-37.0%
Income Tax	36	125	-71.2%	82	187	-56.4%	(45)	(62)	-27.3%
Net Income (Loss) Company - continuing operations	(144)	(13)	998.9%	(163)	(84)	93.7%	85	145	-41.2%
Net Result from discontinued operations	(92)	(25)	270.1%	(92)	(25)	270.5%	-	-	-
Net Income (Loss) - Consolidated Company	(236)	(38)	521.2%	(255)	(109)	133.9%	85	145	-41.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(196)	(65)	203.1%	(163)	(84)	93.7%	34	94	-63.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(92)	(25)	270.1%	(92)	(25)	270.5%	-	-	-
Net Income (Loss) - Consolidated Controlling Shareholders(3)	(288)	(89)	221.7%	(255)	(109)	133.9%	34	94	-63.9%
Minority Interest - Non-controlling - continuing operations	52	51	1.0%	-	-	-	52	52	-0.2%
Minority Interest - Non-controlling - discontinued operations	-	-	-	-	-	-	-	-	-
Minority Interest - Non-controlling - Consolidated	52	51	1.0%	-	-	-	52	52	-0.2%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	604	583	3.6%	207	180	15.4%	456	472	-3.4%
Adjusted EBITDA(4)	660	677	-2.5%	255	252	1.4%	464	494	-6.2%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	3Q22	3Q21	3Q22	3Q21	3Q22	3Q21
Gross Profit	24.8%	25.1%	23.4%	24.6%	25.6%	25.3%
Selling Expenses	-14.5%	-14.6%	-15.3%	-15.8%	-13.9%	-13.5%
General and Administrative Expenses	-4.0%	-4.1%	-3.2%	-4.0%	-4.3%	-3.9%
Selling, General and Adm. Expenses	-18.5%	-18.6%	-18.5%	-19.8%	-18.2%	-17.4%
Equity Income(2)	-0.5%	-0.2%	0.4%	0.3%	-0.2%	0.3%
Other Operating Revenue (Expenses)	-0.5%	-1.0%	-1.1%	-1.9%	-0.1%	-0.4%
Depreciation and Amortization	-4.0%	-3.8%	-5.6%	-4.7%	-2.8%	-3.2%
Earnings before interest and Taxes - EBIT	1.3%	1.4%	-1.4%	-1.4%	4.2%	4.6%
Net Financial Result	-3.0%	-2.9%	-4.3%	-5.6%	-2.1%	-1.0%
Income (Loss) Before Income Tax	-1.7%	-1.4%	-5.7%	-7.0%	2.1%	3.7%
Income Tax	0.3%	1.3%	1.9%	4.8%	-0.7%	-1.1%
Net Income (Loss) Company - continuing operations	-1.4%	-0.1%	-3.8%	-2.2%	1.4%	2.6%
Net Income (Loss) - Consolidated Company	-2.3%	-0.4%	-5.9%	-2.8%	1.4%	2.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-1.9%	-0.7%	-3.8%	-2.2%	0.6%	1.6%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	-2.8%	-0.9%	-5.9%	-2.8%	0.6%	1.6%
Minority Interest - Non-controlling - continuing operations	0.5%	0.5%	0.0%	0.0%	0.8%	0.9%
Minority Interest - Non-controlling - Consolidated	0.5%	0.5%	0.0%	0.0%	0.8%	0.9%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	5.8%	6.1%	4.8%	4.6%	7.4%	8.3%
Adjusted EBITDA(4)	6.3%	7.1%	5.9%	6.5%	7.6%	8.7%

(1) Consolidated considering the result of other supplementary businesses
(2) Equity income includes the result of CDiscount in the Consolidated
(3) Net income after non-controlling shareholders’ interest
(4) Adjusted by Other Operating Revenue (Expenses)

39

CASH FLOW – CONSOLIDATED

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	09/30/2022	09/30/2021
Net Income (loss) for the period	1,057	119
Deferred income tax	(37)	(383)
Loss (gain) on disposal of fixed and intangible assets	(2,637)	116
Depreciation and amortization	1,436	1,621
Interests and exchange variation	1,281	928
Equity Income	195	37
Provision for contingencies	342	125
Provision for write-offs and losses	-	4
Share-Based Compensation	17	20
Allowance for doubtful accounts	31	45
Net profit (loss) per dilution of shareholding interests	-	(1)
Provision for obsolescence/breakage	(44)	(18)
Appropriable revenue	(103)	(91)
Gain on sale of subsidiary	1	-
Loss (gain) on write-off of lease liabilities	(186)	(147)
Asset (Increase) decreases
Accounts receivable	64	29
Inventories	(661)	(189)
Taxes recoverable	216	(173)
Dividends received	16	-
Other Assets	(423)	(95)
Related parties	(370)	(79)
Restricted deposits for legal proceeding	(19)	(90)
Liability (Increase) decrease
Suppliers	(2,618)	(3,494)
Payroll and charges	(26)	(31)
Taxes and Social contributions payable	132	79
Other Accounts Payable	(378)	184
Contingencies	(213)	(112)
Deferred revenue	(7)	68
Taxes and Social contributions paid	(286)	(260)
Net cash generated from (used) in operating activities	(3,220)	(1,788)
Acquisition of property and equipment	(953)	(734)
Increase Intangible assets	(163)	(176)
Sales of property and equipment	3,300	203
Acquisition of property for investment	(63)	(93)
Net cash from incorporations	-	(1)
Net cash flow investment activities	2,121	(801)
Cash flow from financing activities
Capital increase	1	8
Funding and refinancing	1,064	4,160
Payments of loans and financing	(2,772)	(3,696)
Dividend Payment	(187)	(737)
Company acquisition	(3)	(3)
Resources obtained from the offering of shares and non-controlling shareholders	-	14
Transactions with minorities	(8)	(5)
Lease liability payments	(1,082)	(1,148)
Net cash generated from (used) in financing activities	(2,987)	(1,407)
Monetary variation over cash and cash equivalents	(328)	(189)
Increase (decrease) in cash and cash equivalents	(4,414)	(4,185)
Cash and cash equivalents at the beginning of the year	8,274	8,711
Cash and cash equivalents at the end of the year	3,860	4,526
Change in cash and cash equivalents	(4,414)	(4,185)

40

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ Million)	Breakdown of Net Sales by Business
	3Q22	3Q21	Δ	9M22	9M21	Δ
Pão de Açúcar	1,913	1,706	12.1%	5,408	5,146	5.1%
Mercado Extra/Compre Bem	1,345	1,197	12.4%	3,851	3,652	5.4%
Proximity(1)	647	516	25.4%	1,784	1,521	17.3%
Gas Stations	319	411	-22.4%	1,079	1,294	-16.6%
Other Business(2)	81	70	14.6%	243	213	14.1%
New GPA Brazil	4,305	3,900	10.4%	12,365	11,826	4.6%
Extra Hiper	37	2,380	-98.4%	864	7,395	-88.3%
Drugstores	0	51	-100.0%	2	149	-98.6%
Other Discontinued Business(3)	3	59	-94.1%	98	182	-45.9%
GPA Brazil	4,346	6,389	-32.0%	13,329	19,551	-31.8%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from lease of commercial centers

(3) Revenue from lease of commercial centers of discontinued operations

41

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and ‘’Compre Bem”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts published on October 14, 2021 and December 16, 2021, was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai” or ‘’Sendas Distribubidora’’), counting only on the vote of the independent directors, the terms and conditions of the definitive agreement for the assignment of exploration rights of 70 commercial rights between the Company and Assaí, located in several states, involving own properties and those leased from third parties.

The transaction is being carried out as follows: (i) transfer of the commercial rights of up to 70 stores to Assaí for the amount of R$3.973 billion and (ii) future sale of 17 properties to a real estate fund Barzel Properties, with guarantee and subsequent lease by Assaí for 25 years, renewable for an additional 15 years, in the amount of R$1.200 billion, according to the agreement entered into on February 25, 2022.

The amounts received by the Company until September 30, 2022 from Assaí totaled R$2.3 billion, being R$1 billion in the fourth quarter of 2021 and R$850 million in the first quarter of 2022 and R$461 million in the second quarter of 2022.

The remaining amounts of the transaction will be received as follows: R$973 million in December 2022, R$1.2 billion in 2023 and R$700 million in January 2024 readjusted by CDI +1.2%. On August 17, 2022, the Company's Board of Directors approved the credit assignment agreements with financial institutions for the definitive assignment of these receivables, in the amount of R$2 billion referring to installments due by Assaí between 2023 and 2024. Based on these contracts, and with the consent of Assaí, the value of R$1.9 billion was assigned definitively and without right of return during the third quarter of 2022, this amount, together with the amounts already received, totals R$ 4.2 billion. The cost of this assignment was R$2.4 million and is allocated to the financial result.

42

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Also, in addition to this transaction, of the 33 remaining Extra Hiper stores, the Company decided to convert 25 commercial rights to other more profitable banners (Pão de Açúcar and Mercado Extra) and to close, or sale to third parties, of 8 stores.

Due to the transaction involving the sale of commercial rights and properties to Assaí and the conversion of stores, in the fourth quarter of 2021 the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner and, until December 31, 2021, the transaction was partially implemented, with the discontinuation of 31 commercial rights and the effective transfer to Assaí of 20 of these commercial rights, of which 6 are owned by the Company.

The operations of the other Extra Hiper stores representing the remaining 50 commercial rights, including 11 owned properties, were discontinued in first quarter of 2022, and another 40 commercial rights were delivered to Assaí in this period. In the second quarter, another commercial right was delivered and in the third quarter, 5 more commercial rights were delivered. The delivery of the remaining 4 commercial rights is scheduled for the fourth quarter of 2022. The assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale.

Management evaluated the transaction in light of IFRS5/CPC31 - “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and commercial rights) to Assaí.

On December 31, 2021, the Company partially abandoned the Extra Hiper stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation should be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí. Therefore, since the first quarter of 2022, the net gain on disposal of assets and the result of the hypermarket business line are being presented as a discontinued operation (Extra Hiper business line), as well as the comparative periods are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the period ended on September 2022, the Company recorded revenue in the amount of R$3,9 billion, besides to asset write-offs corresponding to the amount of R$1,035 and expenses of R$887 (R$322 related to dismissal of employees, R$81 cancellation of contracts and R$484 other expenses related to the transaction – costs related to transaction, write-off of balances from other accounts related to stores and demobilization), generating the net result of the transaction in the amount of R$2,018 recorded in the result of Discontinued Operations (Note 32).

1.2	Corporate merger of Compre Bem

In May 2022 there was the total incorporation and consequent extinction of Compre Bem, until then a wholly-owned subsidiary, by the Company. The result of this reorganization had no effect on the Company's consolidated financial statements, as it is a wholly-owned subsidiary of the Company.

1.3	Segregation transaction between the Company and its subsidiary Éxito

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

43

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

The transaction is expected to occur through a share capital reduction of GPA with the objective of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Thus, after the distribution of shares, GPA would maintain a minority interest of approximately 13% in Éxito.

The effective implementation of the Transaction depends on the completion of these studies, approval by creditors (mainly debenture holders) and obtaining the registration of Éxito with the SEC and CVM, in addition to the final approval of the transaction to be taken by the shareholders of GPA, gathered in an extraordinary general meeting.

2.	Basis of preparation

The individual and consolidated interim financial information was prepared in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board ("IASB") and with Technical Pronouncement CPC 21 (R1) - "Interim Financial Reporting" and presented in accordance with the rules approved and issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Quarterly Information - ITR.

The individual and consolidated interim financial information have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the period ended on September 30, 2022 were approved by the Board of Directors on November 3, 2022.

The income statement for the year and the statement of added value and the explanatory notes related to the income for the period ended September 30, 2021 are being restated due to the discontinuity of the business of Extra Hiper stores and the sale of assets to Assaí, note 1.1, considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The interim financial information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

44

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

In the individual interim financial information, interests are calculated considering the percentage held by Company on its subsidiaries. In the interim financial information, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices adopted by the Company in the preparation of individual and consolidated accounting interim information are consistent with those adopted and disclosed in Note 3 and in each of the corresponding explanatory notes to the financial statements for the year ended December 31, 2021 , approved on February 23, 2022 and therefore should be read together.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2021
4.1.	New and revised standards and interpretations already issued and not yet in force

The Company did not early adopt the following new and revised IFRSs, already issued and not yet effective:

Pronouncement	Description	I Applicable to annual periods starting in or after
Changes in IAS 1	Classification of liabilities as current or non-current and materiality concept	01/01/2023
Changes in IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set. by the IASB

No significant impacts on the Company's individual and consolidated interim financial statements are expected as a result of these changes.

The pronouncements in effect as of January 2022, CPC 27 – Property, plant and equipment (Resources Before Intended Use) and CPC 15-R1 (Reference to the Conceptual Framework) were adopted and did not produce significant effects on the Company's individual and consolidated interim financial information.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended September 30, 2022 were the same adopted in the annual financial statements for 2021, disclosed in Note 5.

45

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2021, in note 6.

		Parent Company		Consolidated
	Rate	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Cash and banks – Brazil		59	90	60	100
Cash and banks – Abroad	(*)	81	84	1,412	3,481
Short-term investments – Brazil	(**)	2,242	4,488	2,338	4,598
Short-term investments – Abroad	(***)	-	-	50	95
		2,382	4,662	3,860	8,274

(*) As of September 30, 2022. Refers to (i) funds from the Éxito Group, of which R$71 in Argentine pesos, R$441 in Uruguayan pesos and R$819 in Colombian pesos (R$126 in Argentine pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos on December 31, 2021); (ii) resources of the Company abroad, in US dollars in the amount of R$81 (R$ 84 on December 31, 2021).

(**) Financial investments, on September 30, 2022, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 102.81% (93.51% on December 31, 2021) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, on September 30, 2022, in local currency equivalent to R$1 in Uruguay and R$49 in Colombia (R$1 in Uruguay and R$94 in Colombia on December 31, 2021).

7.	Trade receivables

Detailed information on accounts receivable was presented in the annual financial statements for 2021, in Note 7.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Credit card companies	45	63	45	65
Credit card companies - related parties (note 11.2)	11	14	11	15
Sales vouchers and trade receivables	168	135	583	655
Private label credit card	18	40	29	53
Receivables from related parties (note 11.2)	1	16	1	13
Receivables from suppliers	55	63	57	66
Allowance for doubtful accounts (note 7.1)	(1)	-	(30)	(35)
	297	331	696	832

Current	297	330	696	831
Noncurrent	-	1	-	1

46

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

At the beginning of the period	-	(1)	(35)	(43)
Allowance booked for the period	(1)	-	(31)	(43)
Write-offs of receivables	-	1	29	44
Foreign currency translation adjustment	-	-	7	4
At the end of the period	(1)	-	(30)	(38)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables – Consolidated
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

09.30.2022	726	593	88	26	16	3
12.31.2021	867	729	110	17	9	2
8.	Other receivables

Detailed information on other accounts receivable was presented in the 2021 annual financial statements, in Note 8.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Accounts receivable from insurers	2	5	2	5
Receivable from sale of subsidiaries	74	79	74	79
Lease receivables	29	63	112	179
Accounts receivable - Via (*)	616	298	616	298
Sale of real estate properties	64	54	70	55
Sale of real estate developments	-	-	95	93
Other (**)	276	104	321	158
Allowance for doubtful accounts on other receivables (note 8.1)	(13)	(15)	(13)	(15)
	1,048	588	1,277	852

Current	242	98	400	294
Noncurrent	806	490	877	558

(*) Amounts receivable from Via S.A. (“Via”), subsidiary sold in 2019.The amount of R$616 includes the amount of R$509 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via, after the final and unappealable process, referring to the period from 2003 to 2010, whose part of the amount in the amount of R$278 was recorded in June 2022, after completing the collection of information and documentation related to the credit (see note 20.9). The Company complemented the credits related to the topic in the 3rd quarter of 2022 by R$44.

47

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

(**) Includes the amount of R$161 receivable from Real Estate Fund Barzel for the sale of 17 properties related to the demobilization of Hypermarkets (Note 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received from it the advance for the sale of the properties.

8.1	Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

At the beginning of the Period	(15)	(11)	(15)	(11)
Losses recorded in the period	-	(2)	-	(2)
Write-offs recorded in the period	2	-	2	-
At the end of the Period	(13)	(13)	(13)	(13)

9.	Inventories

Detailed information on inventories was presented in the annual financial statements for 2021, in explanatory note Note 9.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Stores	1,198	1,582	1,200	1,646
Distribution centers	815	728	815	773
Inventories – Èxito Group	-	-	3,535	2,884
Real Estate Inventory – Èxito Group	-	-	38	50
Allowance for losses on inventory obsolescence and damages (note 9.1)	(33)	(78)	(49)	(96)
	1,980	2,232	5,539	5,257
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

At the beginning of the Period	(77)	(41)	(96)	(72)
Additions	(73)	(6)	(73)	(6)
Write-offs / reversal	119	17	117	24
Foreign currency translation adjustment	-	-	3	2
Incorporation (Note 1.2)	(2)	-	-	-
At the end of the Period	(33)	(30)	(49)	(52)

48

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

Detailed information on recoverable taxes was presented in the annual financial statements for 2021, in note 10.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

State VAT tax credits - ICMS (note 10.1)	623	911	623	920
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,184	2,022	2,220	2,062
Social Security Contribution – INSS (Note 10.3)	231	297	234	300
Income tax and social contribution prepayments (*)	79	200	486	672
Other	14	16	15	23
Other recoverable taxes – Éxito Group IVA	18	1	303	176
Total	3,149	3,447	3,881	4,153

Current	1,097	1,048	1,817	1,743
Noncurrent	2,052	2,399	2,064	2,410

(*) Includes Éxito’s amount of R$404 (R$460 on December 31, 2021).

10.1.	Schedule of expected realization of ICMS
	Parent Company	Consolidated
In
Up to one year	404	404
From 1 to 2 years	110	110
From 2 to 3 years	30	30
From 3 to 4 years	30	30
From 4 to 5 years	11	11
More than 5 years	38	38
	623	623

Regarding credits that cannot be immediately offset, the Company's Management, based on a technical recovery study, which was prepared considering the future expectation of growth and consequent offsetting with debts arising from its operations, understands that viable future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the plan established annually, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered. As of September 30, 2022, no modifications to the previously prepared plans were necessary.

49

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

10.2	Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

	Parent Company	Consolidated
In
Up to one year	524	551
From 1 to 2 years	514	523
From 2 to 3 years	517	517
From 3 to 4 years	509	509
From 4 to 5 years	120	120
	2,184	2,220

In June 2022, the 2nd Class of the Higher Justice Court (STJ) recognized the illegality of the early revocation of the tax incentive provided for in Law 11,196/05. The Law reduce to zero the PIS and COFINS rates levied on revenues from the sale of certain technology products. As a result of this judgment, the Company recorded credits in the amount of R$160 in the second quarter of 2022.

On September 6, 2022, the Company obtained a favorable decision in a lawsuit related to the exclusion of ICMS from the PIS and COFINS calculation basis, which is carried out separately from other lawsuits on the same topic whose credits have already been recognized in the financial statements in 2020. Due to the favorable decision, the Company recorded a credit in the amount of R$106 (R$71 of which in the financial result).

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$149, on September 30, 2022 (R$161, on December 31, 2021).

50

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 23		Total
	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021
Board of directors (*)	31,492	23,491	-	-	5,267	5,235	36,759	28,726
Executive officers	22,421	16,255	-	5,582	1,898	2,617	24,319	24,454
Fiscal Council	324	324	-	-	-	-	324	324
	54,237	40,070	-	5,582	7,165	7,852	61,402	53,504

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

51

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Detailed information on Related Parties was presented in the annual financial statements for 2021, in Note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	06.30.2021

Controlling shareholders:
Casino	-	-	-	-	7	-	-	1	(22)	(34)
Euris	-	-	-	-	-	-	1	1	(2)	(2)
Wilkes	-	-	-	-	-	-	2	2	(6)	(4)
Subsidiaries:
Éxito	-	-	-	-	-	-	-	-	11	11
Novasoc Comercial	-	-	48	57	-	-	1	1	3	1
SCB Distribuição e Comércio	-	3	-	18	-	2	-	-	46	18
Stix Fidelidade	-	-	26	21	9	21	12	7	(113)	(105)
Cheftime	-	-	4	44	-	-	1	1	3	(11)
James Intermediação	-	-	26	36	-	1	2	8	(5)	(13)
GPA M&P	-	-	-	-	-	-	10	13	-	-
GPA Logistica	-	-	113	110		2	84	78	6	2
Others	-	-	1	1	-	-	-	-	-	-
Associates
FIC	11	14	31	34	7	8	3	-	16	44
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)	-	-	-	-	-	-	77	269	(72)	(69)
Sendas Distribuidora (*)	1	2	1,430	370	12	15	249	103	4,218	101
Casino Group	-	11	2	-	-	-	-	-	(1)	(5)
Others	-	-	1	1	-	-	-	-	-	-
Total	12	30	1,682	692	35	49	442	484	4,082	(66)

(*) Comprised mainly of R$973, as disclosed in Note 1.1.

52

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	06.30.2021

Controlling shareholders
Casino	-	-	-	-	7	-	-	1	(22)	(34)
Euris	-	-	-	-	-	-	1	1	(2)	(4)
Wilkes	-	-	-	-	-	-	2	2	(6)	(4)
Associates
FIC	11	14	31	35	7	8	2	-	16	44
Puntos Colombia	-	-	17	42	-	-	34	58	(81)	(81)
Tuya	-	-	41	57	-	-	-	-	60	64
Other related parties
Greenyellow	1	-	-	-	-	-	84	283	(111)	(104)
Sendas Distribuidora (*)	-	2	1,430	370	12	15	249	103	4,218	101
Casino Group	-	12	4	12	-	-	17	19	(18)	(23)
Others	-	-	1	1	-	-	-	-	-	-
Total	12	28	1,524	517	26	23	389	467	4,054	(41)

(*) Comprised mainly of R$973, as disclosed in Note 1.1.

53

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.	Investments

12.1 Composition of investments

	Parent company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Investments	9,227	11,059	1,239	1,254
Provision for investment losses	(758)	(703)	(758)	(689)

Investment	8,469	10,356	481	565

The provision for investment losses comprises R$758 related to Cnova N.V as of September 30, 2022 (R$689 on investment in Cnova N.V. and R$14 on investment in Cheftime as of December 31, 2021).

12.2 Investment movement

	Parent company
	09.30.2022			09.30.2021
	Éxito	Outros	Total	Éxito	Outros	Total

At the beginning of the Period	9,427	929	10,356	10,479	490	10,969
Equity	157	(188)	(31)	205	(133)	72
Dividends and interest on equity	(276)	-	(276)	(246)	-	(246)
Share buyback (Note 12.2.1)	(378)	-	(378)	-	-	-
Capital increase	-	85	85	-	103	103
Capital increase with fixed assets	-	-	-	-	13	13
Transfer of participation (*)	-	-	-	(521)	521	-
Incorporation (Note 1.2)	-	(261)	(261)	-	-	-
Investment write-off	-	(1)	(1)	-	-	-
Spin-off gas station	-	-	-	-	5	5
Other transactions	(2)	-	(2)	(3)	-	(3)
Equivalence over other comprehensive income	(1,087)	64	(1,023)	(405)	(16)	(421)
In the end of the period	7,841	628	8,469	9,509	983	10,492

(*) Transfer of 5% interest in the capital of subsidiary Éxito to subsidiary GPA 2.

	Consolidated
	09.30.2022	09.30.2021

At the beginning of the period	565	659
Equity - continued	(195)	(37)
Equivalence over other comprehensive income	55	(18)
Capital increase	56	21
In the end of the period	481	625
54

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.2.1 Share buyback

On March 24, 2022, the proposal to distribute the results of Grupo Éxito in the amount of 487 billion Colombian pesos was approved, of which 237 billion Colombian pesos were paid on March 31, 2022 and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were allocated to the share buyback program of Grupo Éxito. The allocation of 147 billion Colombian pesos (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 profit, was also approved for the share buyback program of Grupo Éxito.

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Plan of subsidiary Éxito, for the sale of 3.4% of the shares held by the Company and its subsidiary GPA2 in Éxito, which was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 for GPA2. The Company had its participation changed from 91.57% to 91.52% and GPA2 maintained its 5% share.

13.	Investment properties

The information regarding Investment properties did not undergo significant changes and was disclosed in the annual financial statements for 2021, in Note 13.

Consolidated

	Balance at 12.31.2021	Additi-ons	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers (*)	Balance at 09.30.2022

Land	759	-	-	(1)	(140)	(4)	614
Buildings	2,455	1	(39)	-	(275)	10	2,152
Construction in progress	40	62	-	-	(10)	3	95
Total	3,254	63	(39)	(1)	(425)	9	2,861

(*) Transfers from fixed assets

Consolidated

	Balance at 12.31.2020	Additi-ons	Impairment	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers	Balance at 09.30.2021

Land	762	1	-	-	-	(33)	73	803
Buildings	2,859	88	(4)	(43)	(2)	(105)	(208)	2,585
Construction in progress	18	4	-	-	-	(1)	(6)	15
Total	3,639	93	(4)	(43)	(2)	(139)	(141)	3,403

(*) Transfers to fixed assets

	Consolidated
	Balance at 09.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	614	-	614	759	-	759
Buildings	2,380	(228)	2,152	2,607	(152)	2,455
Construction in progress	95	-	95	40	-	40
Total	3,089	(228)	2,861	3,406	(152)	3,254

55

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

Detailed information on fixed assets was presented in the annual financial statements for 2021, in note 14.

	Parent Company
	Balance at 12.31.2021	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Incorporation (**)	Balance at 09.30.2022

Land	398	-	-	-	(3)	-	23	418
Buildings	430	23	-	(13)	(12)	-	10	438
Leasehold improvements	1,230	47	-	(110)	(33)	132	123	1,389
Machinery and equipment	732	110	-	(102)	(1)	127	53	919
Facilities	116	7	-	(16)	(7)	11	5	116
Furniture and fixtures	300	43	-	(34)	(52)	9	21	287
Construction in progress	101	376	-	-	(10)	(378)	-	89
Others	24	7	-	(7)	(4)	4	1	25
Total	3,331	613	-	(282)	(122)	(95)	236	3,681

Lease – right of use:
Buildings	2,736	182	332	(312)	(103)	-	-	2,835
	2,736	182	332	(312)	(103)	-	-	2,835
Total	6,067	795	332	(594)	(225)	(95)	236	6,516

(*) R$103 were transferred to intangibles.

(**) See Note 1.2.

	Parent Company
	Balance at 12.31.2020	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Spin-off / Incorpo-ration	Balance at 09.30.2021

Land	586	-	-	-	(1)	(28)	-	557
Buildings	743	5	-	(24)	15	(55)	-	684
Leasehold improvements	1,867	44	-	(161)	(64)	69	1	1,756
Machinery and equipment	925	60	-	(125)	21	64	1	946
Facilities	203	-	-	(25)	(8)	7	-	177
Furniture and fixtures	359	22	-	(47)	-	9	1	344
Construction in progress	108	313	-	-	-	(288)	(11)	122
Others	28	5	-	(8)	-	6	-	31
Total	4,819	449	-	(390)	(37)	(216)	(8)	4,617

Lease – right of use:
Buildings (**)	4,282	43	213	(374)	(75)	1	-	4,090
	4,282	43	213	(374)	(75)	1	-	4,090
Total	9,101	492	213	(764)	(112)	(215)	(8)	8,707

(*) Of this amount, the main effects are R$125 for transfers to held for sale, R$81 for intangibles and R$13 of capital increase with fixed assets (see Note 12.2).

(**) See Note 20.10.

56

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 09.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	418	-	418	398	-	398
Buildings	811	(373)	438	788	(358)	430
Leasehold improvements	2,928	(1,539)	1,389	2,691	(1,461)	1,230
Machinery and equipment	2,327	(1,408)	919	2,205	(1,473)	732
Facilities	376	(260)	116	359	(243)	116
Furniture and fixtures	805	(518)	287	873	(573)	300
Construction in progress	89	-	89	101	-	101
Others	113	(88)	25	127	(103)	24
Total	7,867	(4,186)	3,681	7,542	(4,211)	3,331

Lease – right of use:
Buildings	5,521	(2,686)	2,835	6,020	(3,284)	2,736
Equipment	37	(37)	-	37	(37)	-
	5,558	(2,723)	2,835	6,057	(3,321)	2,736
Total	13,425	(6,909)	6,516	13,599	(7,532)	6,067
57

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 09.30.2022

Land	3,125	9	-	-	(3)	(13)	(263)	2,855
Buildings	4,008	46	-	(92)	(13)	(9)	(436)	3,504
Leasehold improvements	1,809	98	-	(150)	(35)	132	(27)	1,827
Machinery and equipment	1,616	234	-	(221)	(8)	115	(108)	1,628
Facilities	197	8	-	(25)	(8)	12	3	187
Furniture and fixtures	614	111	-	(91)	(55)	5	(37)	547
Construction in progress	171	430	-	-	(10)	(405)	(2)	184
Other	33	8	-	(9)	(3)	4	-	33
Total	11,573	944	-	(588)	(135)	(159)	(870)	10,765

Lease – right of use:
Buildings	4,728	334	486	(560)	(165)	-	(244)	4,579
Equipment	38	1	(1)	(7)	-	-	(6)	25
Land	5	-	-	(1)	-	-	-	4
	4,771	335	485	(568)	(165)	-	(250)	4,608
Total	16,344	1,279	485	(1,156)	(300)	(159)	(1,120)	15,373

(*) Of this amount, the main effects are R$103 transferred to intangibles and R$33 for real estate inventory – Éxito Group.

58

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Additions	Remeasure-ment	Depreciation	Write-offs	Incorporation	Transfers (*)	Foreign Currency translation adjustment	Balance at 09.30.2021

Land	3,540	2	-	-	(1)	1	(100)	(96)	3,346
Buildings	4,414	39	-	(118)	13	-	132	(136)	4,344
Leasehold improvements	2,412	45	-	(204)	(70)	4	132	(7)	2,312
Machinery and equipment	1,769	227	-	(257)	13	1	99	(43)	1,809
Facilities	283	1	-	(34)	(8)	-	13	3	258
Furniture and fixtures	706	25	-	(111)	(4)	-	34	(16)	634
Construction in progress	213	527	-	-	(1)	(9)	(458)	(2)	270
Other	34	10	-	(10)	-	-	9	-	43
Total	13,371	876	-	(734)	(58)	(3)	(139)	(297)	13,016

Lease – right of use:
Buildings	6,465	84	348	(636)	(95)	-	1	(113)	6,054
Equipment	49	2	(2)	(10)	1	-	-	(3)	37
Land	3	1	-	-	-	-	-	-	4
	6,517	87	346	(646)	(94)	-	1	(116)	6,095
Total	19,888	963	346	(1,380)	(152)	(3)	(138)	(413)	19,911

(*) Of this amount, the main effects are R$125 for held for sale, R$93 for intangibles and R$(141) for investment properties.

59

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 09.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	2,855	-	2,855	3,125	-	3,125
Buildings	4,341	(837)	3,504	4,751	(743)	4,008
Leasehold improvements	3,771	(1,944)	1,827	3,749	(1,940)	1,809
Machinery and equipment	4,091	(2,463)	1,628	4,201	(2,585)	1,616
Facilities	569	(382)	187	554	(357)	197
Furniture and fixtures	1,666	(1,119)	547	1,810	(1,196)	614
Construction in progress	184	-	184	171	-	171
Other	149	(116)	33	163	(130)	33
	17,626	(6,861)	10,765	18,524	(6,951)	11,573

Lease – right of use:
Buildings	8,144	(3,565)	4,579	8,774	(4,046)	4,728
Equipment	89	(64)	25	101	(63)	38
Land	9	(5)	4	9	(4)	5
	8,242	(3,634)	4,608	8,884	(4,113)	4,771
Total	25,868	(10,495)	15,373	27,408	(11,064)	16,344

14.1       Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

Additions	795	492	1,279	963
Lease	(182)	(43)	(335)	(87)
Capitalized borrowing costs	(25)	(6)	(25)	(6)
Property and equipment financing - Additions	(523)	(356)	(940)	(757)
Property and equipment financing - Payments	598	357	974	621
Total	663	444	953	734

14.2	Other information

At September 30, 2022, the Company and its subsidiaries recorded in the cost of sales the amount of R$69 in the parent company (R$ 104 at September 30, 2021) and R$152 in consolidated (R$191 at September 30, 2021) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

14.3	Fixed Asset Impairment Test

The balances of fixed assets were subject to impairment tests on December 31, 2021, according to the method described in Note 14 Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess the impairment test on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on September 30, 2022.

60

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

15.	Intangible assets

Detailed information on intangible assets was presented in the annual financial statements for 2021, in Note 15.

	Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers	Incorporation (*)	Balance at 09.30.2022

Goodwill	502	-	-	-	-	-	502
Commercial rights	47	-	(3)	-	3	-	47
Software and implementation	945	119	(157)	(13)	103	2	999
	1,494	119	(160)	(13)	106	2	1,548
Lease-right of use:
Right of use Paes Mendonça	414	-	(38)	-	(3)	-	373
Software	27	-	(3)	(10)	-	-	14
	441	-	(41)	(10)	(3)	-	387
Total	1,935	119	(201)	(23)	103	2	1,935

(*) See Note 1.2.

	Parent Company
	Balance at 12.31.2020	Additions	Amortizations	Write-off	Transfers	Balance at 09.30.2021

Goodwill	502	-	-	-	-	502
Commercial rights	47	-	-	-	-	47
Software and implementation	888	100	(128)	-	82	942
	1,437	100	(128)	-	82	1,491
Lease-right of use:
Right of use Paes Mendonça	567	-	(37)	-	-	530
Software	36	-	(7)	-	(1)	28
	603	-	(44)	-	(1)	558
Total	2,040	100	(172)	-	81	2,049

	Parent Company
	Balance at 09.30.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	502	-	502	502		502
Commercial rights (note 15.2)	47	-	47	47	-	47
Software and implementation	1,952	(953)	999	1,743	(798)	945
	2,501	(953)	1,548	2,292	(798)	1,494
Lease-right of use:
Right of use Paes Mendonça (*)	546	(173)	373	546	(132)	414
Software	119	(105)	14	169	(142)	27
	665	(278)	387	715	(274)	441
Total	3,166	(1.231)	1,935	3,007	(1,072)	1,935

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

61

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 09.30.2022

Goodwill	729	-	-	-	(27)	-	702
Tradename	3,385	-	-	-	(459)	-	2,926
Comercial rights	51	-	(3)	-	(1)	3	50
Contractual rights	3	-	(1)	-	1	-	3
Software	1,144	164	(197)	(13)	(19)	103	1,182
	5,312	164	(201)	(13)	(505)	106	4,863
Lease-right of use:
Right of use Paes Mendonça	413	-	(37)	-	(1)	(3)	372
Software	28	-	(3)	(10)	-	-	15
	441	-	(40)	(10)	(1)	(3)	387
Total	5,753	164	(241)	(23)	(506)	103	5,250

	Consolidated
	Balance at 31.12.2020	Additions	Amortization	Foreign currency translation adjustment	Transfe	Balance 09.30.2021

Goodwill	750	-	-	(14)	-	736
Tradename	3,731	-	-	(201)	-	3,530
Commercial rights	47	-	-	-	-	47
Contractual rights	3	-	-	-	-	3
Software	1,030	176	(154)	(7)	93	1,138
	5,561	176	(154)	(222)	93	5,454
Lease-right of use:
Right of use Paes Mendonça	567	-	(37)	-	-	530
Software	36	-	(7)	-	-	29
	603	-	(44)	-	-	559
Total	6,164	176	(198)	(222)	93	6,013

62

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 09.30.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	702	-	702	729	-	729
Tradename	2,926	-	2,926	3,385	-	3,385
Commercial rights (note 15.2)	50	-	50	54	(3)	51
Contractual rights	7	(4)	3	6	(3)	3
Software	2,359	(1,177)	1,182	2,165	(1,021)	1,144
	6,044	(1,181)	4,863	6,339	(1,027)	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	545	(173)	372	543	(130)	413
Software	120	(105)	15	170	(142)	28
	665	(278)	387	713	(272)	441
Total intangibles	6,709	(1,459)	5,250	7,052	(1,299)	5,753

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment on December 31, 2021, according to the method described in Note 14, Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess the impairment test on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on September 30, 2022.

15.2	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021

Additions	119	100	164	176
Lease	(1)	-	(1)	-
Total	118	100	163	176

63

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing
16.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.71% per year	2,717	4,613	2,717	4,613
		2,717	4,613	2,717	4,613

Borrowings and financing
Local currency
Working capital	CDI+1.88% per year	2,814	2,738	2,814	2,737
Working capital	TR + 9.80% per year	10	11	10	11
Swap contracts (note 16.7)	CDI-0.12% per year	-	(1)	-	(1)
Unamortized borrowing costs		(8)	(11)	(8)	(11)
		2,816	2,737	2,816	2,736
Foreign currency (note 16.5)
Working capital	USD + 2.12% per year	416	448	416	448
Working capital	IBR 1M + 1.45%	-	-	238	276
Working capital	IBR 3M + 1.6%	-	-	1,553	959
Credit letter		-	-	56	12
Swap contracts (note 16.7)	CDI + 1.70% per year	62	7	62	7
Swap contracts (note 16.7)	IBR 3M + 1.6%	-	-	(18)	-
		478	455	2,307	1,702
Total		6,011	7,805	7,840	9,051

Current assets		-	-	15	-
Noncurrent assets		-	1	3	1
Current liabilities		1,102	1,243	2,239	1,470
Noncurrent liabilities		4,909	6,563	5,619	7,582

64

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	-	1,064
Accrued interest	636	728
Accrued swap	53	46
Mark-to-market	2	(2)
Monetary and exchange rate changes	(14)	(14)
Borrowing cost	11	11
Interest paid	(393)	(462)
Payments	(2,069)	(2,320)
Swap paid	(20)	(28)
Foreign currency translation adjustment	-	(234)
At September 30, 2022	6,011	7,840

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	2,883	4,160
Accrued interest	260	317
Accrued swap	(6)	(6)
Mark-to-market	1	14
Monetary and exchange rate changes	13	13
Borrowing cost	10	10
Interest paid	(280)	(340)
Payments	(2,351)	(3,365)
Swap paid	(2)	(16)
Foreign currency translation adjustment	-	(102)
At September 30, 2021	8,096	9,825

16.3.	Maturity schedule of noncurrent borrowings and financing
Year	Parent Company	Consolidated

From 1 to 2 years	1,495	1,892
From 2 to 3 years	1,675	1,835
From 3 to 4 years	1,229	1,303
From 4 to 5 years	261	305
After 5 years	261	293
Subtotal	4,921	5,628

Unamortized borrowing costs	(12)	(12)
Total	4,909	5,616
65

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.4.	Debentures and Promissory Note.
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	09.30.2022	12.31.2021	09.30.2022	12.31.2021

17th Issue of Debentures - CDB	No preference	2,000	-	01/06/20	01/06/23	CDI + 1.45% per year	-	-	2,075	-	2,075
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,058	1,037	994	1,037	994
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,059	552	527	552	527
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,138,866	569	517	569	517
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,140,179	570	517	570	517
Borrowing cost								(11)	(17)	(11)	(17)
								2,717	4,613	2,717	4,613

Current liabilities								85	1,089	85	1,089
Noncurrent liabilities								2,632	3,524	2,632	3,524

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture.

66

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.5.	Borrowings in foreign currencies

On September 30, 2022 GPA had loans in foreign currencies to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in September 2022 was 10.93% (3.01% as of September 30, 2021).

16.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2022, GPA complied with these ratios.

67

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.	Financial instruments

Detailed information on financial instruments was presented in the annual financial statements for 2021, in Note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Financial assets:
Amortized cost
Cash and cash equivalents	2,382	4,662	3,860	8,274
Related parties - assets	1,682	692	1,524	517
Trade receivables and other receivables	1,271	822	1,899	1,589
Others assets	-	-	-	9
Fair value through profit or loss
Financial instruments – Fair value hedge	-	1	18	1
Financial instruments about lease – Fair value hedge	-	-	-	9
Suppliers financial instruments – Fair value hedge	-	-	43	15
Others assets	-	-	-	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	74	97	74	95
Others assets	-	-	-	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(442)	(484)	(389)	(467)
Trade payables	(2,132)	(3,651)	(6,677)	(10,078)
Financing for purchase of assets	(82)	(84)	(263)	(250)
Debentures and promissory notes	(2,717)	(4,613)	(2,717)	(4,613)
Borrowings and financing	(2,806)	(2,727)	(4,653)	(3,973)
Lease	(3,907)	(3,881)	(5,867)	(6,118)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(426)	(459)	(426)	(459)
Financial instruments – Fair Value Hedge – liabilities side	(62)	(7)	(62)	(7)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	-	(1)
Disco Group put option (*)	-	-	(732)	(701)

(*) See note 17.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

68

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.1	Considerations on risk factors that may affect the business of the Group

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes to the objectives, policies or processes during the semester ended September 30, 2022.

The Group capital structure is as follows:

	Parent company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Cash and cash equivalents	2,382	4,662	3,860	8,274
Financial instruments – Fair value hedge	(62)	(6)	(1)	17
Borrowings and financing	(5,949)	(7,799)	(7,796)	(9,045)
Other liabilities with related parties (*)	(65)	(145)	(65)	(145)
Net financial debt	(3,694)	(3,288)	(4,002)	(899)
Shareholders’ equity	(13,539)	(13,649)	(15,910)	(16,380)

Net debt to equity ratio	27%	24%	25%	5%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2022.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,483	6,401	295	8,179
Lease liabilities	891	2,882	2,917	6,690
Trade payables	2,132	-	-	2,132
Total	4,506	9,283	3,212	17,001
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,593	7,255	365	10,213
Lease liabilities	1,268	4,016	3,821	9,105
Trade payables	6,677	-	-	6,677
Total	10,538	11,271	4,186	25,995
69

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments
		Consolidated
		Notional value		Fair value
		09.30.2022	12.31.2021	09.30.2022	12.31.2021
Fair value hedge
Hedge object (debt)		469	469	426	459

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	10	11
US$ + fixed	USD + 2.12 % per year	447	447	416	448
		469	469	426	459
Short position (sell)
	CDI + 1.67% per year	(469)	(469)	(488)	(465)

Hedge position - asset		-	-	-	1
Hedge position - liability		-	-	(62)	(7)
Net hedge position		-	-	(62)	(6)

Gains and losses on these contracts during the period ended September 30, 2022 are recorded as financial expenses, net and the balance payable at fair value is R$62 (receivable from R$6 as of December 31, 2021), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

17.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.66 on the due date, and the weighted interest rate weighted was 13.53% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

70

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 09.30.2022	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.12% per year	(10)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(478)	(67)	(72)	(61)
Debentures and promissories notes	CDI + 1.71% per year	(2,728)	(400)	(434)	(365)
Bank loans	CDI + 1.88% per year	(2,814)	(307)	(333)	(280)
Total borrowings and financing exposure		(6,030)	(775)	(840)	(707)

Cash and cash equivalents (*)	102.81% of CDI	2,338	325	358	293
Receivable – Assaí (**)	CDI + 1.20% per year	1,184	51	55	46
Net exposure		(2,508)	(399)	(427)	(368)

(*) Weighted average

(**) Receivable from the sale of 66 Commercial Rights (See Note 1.1)

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available on the closing date of 10.165%.

Scenario II: 1.0165% increase in IBR.

Scenario III: 1.0165% decrease in IBR.

		Maket projection
Transactions	Balance 09.30.2022	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,786)	1	(167)	(3)

71

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the interim financial information:

	Consolidated
	Carrying amount	Fair value
	09.30.2022	09.30.2022	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	74	74	2
Swaps of annual rate between currencies	(62)	(62)	2
Swaps of annual rate	18	18	2
Forward between Currencies	43	43	2
Borrowings and financing (FVPL)	(426)	(426)	2
Borrowings and financing and debentures (amortized cost)	(7,370)	(7,268)	2
Disco Group put option (*)	(732)	(732)	3
Total	(8,455)	(8,353)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented under “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the period ended September 30, 2022.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

72

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Conficolombiana, BBVA, Davivenda, Bancolombia, Santander and Banco Popular..

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	09.30.2022	12.31.2021

Debt
USD - BRL	US$ 50	2023	(38)	(7)
USD - BRL	US$ 30	2024	(24)	-
Interest rate - BRL	R$ 21	2026	-	1
Derivatives - Fair value hedge - Brazil			(62)	(6)

Debt Interest rate - COP	COP 102,708	2022	-	1
Interest rate - COP	COP 172,729	2024	5	-
Interest rate - COP	COP 200,000	2023	13	7
			18	8

Trade payables
USD - COP	USD 105	2022	-	15
USD - COP	USD 64	2022	33	-
USD - COP	USD 54	2023	10	-
			43	15

Derivatives – Éxito Group			61	23

The hedge effects at fair value for the better result of the period ending on September 30, 2022 will result in a loss of R$10 (gain of R$74 on September 30, 2021).

73

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the annual financial statements for 2021, in note 19.

18.1.	Taxes and contributions payable and taxes payable in installments are as follows:
	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Taxes payable in installments - Law 11,941/09(ii)	125	171	129	177
Taxes payable in installments – PERT (i)	111	115	111	115
ICMS	104	78	106	82
PIS and COFINS	3	5	9	9
Provision for income tax and social contribution	18	-	19	17
Withholding Income Taxo n third parties	2	4	3	4
INSS	5	6	5	6
Other	14	47	13	47
Taxes payable – Éxito Group	-	-	201	276
	382	426	596	733

Current	303	278	514	580
Noncurrent	79	148	82	153

18.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	22
From 2 to 3 years	33
From 3 to 4 years	12
From 4 to 5 years	15
82

74

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the annual financial statements for 2021, in note 20.

19.1            Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Income (loss) before income tax and social contribution (continued operations)	(724)	(191)	(456)	18
Credit (expenses) of IR and CSLL (*)	181	48	74	(22)
Tax penalties	(10)	(9)	(12)	(11)
Share of profit of associates	(8)	18	(52)	(8)
Interest on own capital	24	114	24	114
Tax benefits	11	-	37	12
Tax credits	20	117	14	117
Subsidy for investments (**)	89	-	89	-
Tax on results earned abroad (***)	(49)	-	(50)	-
Other permanent differences	9	(4)	2	(34)
Effective income tax and social contribution expensive	267	284	126	168

Income tax and social contribution expense for the period:
Current	(211)	(20)	(326)	(89)
Deferred	478	304	452	257
Credit income tax and social contribution expense	267	284	126	168
Effective rate	36.88%	148.69%	27.63	-933.33%

(*) The nominal rate is 34% for subsidiaries based in Brazil, 35% (31% - 2021) for those based in Colombia, 25% for those based in Uruguay and 30% for those based in Argentina. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

(**) Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, are characterized as investment subsidies.

(***) Amounts related to taxes calculated on subsidiaries abroad, related to entities in Exito.

75

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution

	Parent Company
	09.30.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses	849	-	849	751	-	751
Provision for contingencies	410	-	410	355	-	355
Goodwill tax amortization	-	(280)	(280)	-	(280)	(280)
Mark-to-market adjustment	-	(4)	(4)	-	(7)	(7)
Fixed, intangible and investment properties	-	(230)	(230)	-	(215)	(215)
Unrealized gains with tax credits	-	(291)	(291)	-	(341)	(341)
Net leasing of the right of use	203	-	203	211	-	211
Other	3	(44)	(41)	76	-	76
Deferred income tax and social contribution assets (liabilities)	1,465	(849)	616	1,393	(843)	550

Compensation	(849)	849	-	(843)	843	-
Deferred income tax and social contribution assets (liabilities), net	616	-	616	550	-	550

	Consolidated
	09.30.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,188	-	1,188	1,145	-	1,145
Provision for contingencies	446	-	446	397	-	397
Goodwill tax amortization	-	(450)	(450)	-	(481)	(481)
Mark-to-market adjustment	-	(4)	(4)	-	(7)	(7)
Fixed intangible and investment properties	-	(1,509)	(1,509)	-	(1,710)	(1,710)
Unrealized gains with tax credits	-	(211)	(211)	-	(239)	(239)
Net leasing of the right of use	270	-	270	285	-	285
Cash flow hedge	-	(21)	(21)	-	(7)	(7)
Other	6	-	6	96	-	96
Presumed profit on equity of Éxito	87	-	87	167	-	167
Deferred income tax and social contribution assets (liabilities)	1,997	(2,195)	(198)	2,090	(2,444)	(354)

Compensation	(1,350)	1,350	-	(1,509)	1,509	-
Deferred income tax and social contribution assets (liabilities), net	647	(845)	(198)	581	(935)	(354)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	132	172
From 1 to 2 years	125	200
From 2 to 3 years	124	162
From 3 to 4 years	125	237
From 4 to 5 years	121	328
Above 5 years	838	898
	1,465	1,997

76

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Opening balance	550	(213)	(354)	(1,034)
Credit (expense) for the period - Continued operations	478	304	452	257
Credit (expense) for the period - Discontinued operations	(415)	126	(415)	126
Foreigh currency translation adjustment		-	120	7
Others	3	3	(1)	(2)

At the end of the period	616	220	(198)	(646)

20.	Provision for contingencies

The detailed information on the provision for lawsuits was presented in the annual financial statements for 2021, in Note 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	133	272	55	460
Payments	(3)	(126)	(68)	(197)
Reversals	(39)	(83)	(12)	(134)
Monetary adjustment	41	35	30	106
Incorporation (Note 1.2)	1	4	-	5
Balance at September 30, 2022	912	438	205	1,555

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	48	133	115	296
Payments	(11)	(53)	(14)	(78)
Reversals	(89)	(56)	(37)	(182)
Monetary adjustment	15	27	23	65
Balance at September 30, 2021	812	331	191	1,334

77

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.2	Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	137	278	66	481
Payments	(3)	(128)	(82)	(213)
Reversals	(39)	(85)	(15)	(139)
Monetary adjustment	41	36	30	107
Foreign currency translation adjustment	(9)	(2)	(4)	(15)
Balance at September 30, 2022	972	460	231	1,663

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	937	303	145	1,385

Additions	50	148	131	329
Payments	(11)	(64)	(37)	(112)
Reversals	(106)	(59)	(39)	(204)
Monetary adjustment	15	28	22	65
Foreign currency translation adjustment	(5)	(1)	(2)	(8)
Balance at September 30, 2021	880	355	220	1,455

20.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2022, the Company maintains a provision of R$320 (R$292 as of December 31, 2021), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process.

78

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2022 is R$50 (R$51 in December 31, 2021).

Other tax matters

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of September 30, 2022 is R$543 (R$437 as of December 31, 2021).

Sendas compensation liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of September 30, 2022 in the total amount of R$25, with tax proceedings being R$3, Labor R$13 and Civil R$9 (R$96, being R$69 for tax proceedings, R$14 for labor and R$13 for civil proceedings on December 31, 2021).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$59 on September 30, 2022 (R$65 as of December 31, 2021).

20.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2022, the Company recorded a provision of R$460 (R$361 as of December 31, 2021). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

79

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of September 30, 2022, the amount accrued for these lawsuits is R$70 (R$100 as of December 31, 2021), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On September 30, 2022 the amount of this provision is R$77 (R$56 on December 31, 2021).

•        The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$20 on September 30, 2022 (R$30 on December 31, 2021).

•        In relation to the provisioned amounts remaining for other civil jurisdiction matters on September 30, 2022, it is R$64 (R$50 on December 31, 2021).

Total civil lawsuits and others as of September 30, 2022 amount to R$231 (R$236 as of December 31, 2021).

20.6	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,387 as September 30, 2022 (R$12,123 in December 31, 2021), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$606, as September 30, 2022 (R$576 as of December 31, 2021). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

80

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$787 as of September 30, 2022 (R$750 as of December 31, 2021).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,522 as of September 30, 2022 (R$4,662 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$5,963 as of September 30, 2022 (R$5,660 as of December 31, 2021), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$152 as September 30, 2022 (R$142 as of December 31, 2021), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$346 as September 30, 2022 (R$327 as of December 31, 2021).
•	The subsidiary Éxito and its subsidiaries have an amount of R$11 of lawsuits with probability of possible losses on September 30, 2022 (R$6 as of December 31, 2021).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,538 in September 30, 2022 (R$1,467 in December 31, 2021).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia. As of September 30, 2022, the amount involved in tax proceedings is R$413 (R$474 as of December 31, 2021).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of September 30, 2022, the amount involved was R$1,329, of which R$1,287 are tax and R$42 civil and others (R$1,270, being tax R$ 1,234, civil and others R$36 as of December 31, 2021).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2022 the estimated amount, in case of success in all lawsuits, is approximately R$143 (R$157 as of December 31, 2021).

81

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Tax	208	205	209	206
Labor	487	491	495	498
Civil and other	28	21	34	27
Total	723	717	738	731

20.8	Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Tax	572	723	9,892	9,924	10,464	10,647
Labor	-	-	970	1,153	970	1,153
Civil and other	9	9	401	495	410	504
Total	581	732	11,263	11,572	11,844	12,304
Consolidated

The cost of letter of guarantees is approximately 0.41% per year of the amount of the lawsuits and is recorded as expense.

20.9	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries have filed lawsuits claiming the right to exclude the ICMS amount from the calculation bases of these two contributions.

On March 15, 2017, based on general repercussions, the STF determined that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the recording of a tax credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31 December 2020, net of provisions for installments that were eventually considered unrealizable.

On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

82

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Still on the subject, Via obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to the Via. The periods to which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via) for the years 2003 to 2010. CBD recognized R$231 of a credit with Via in 2020 and R$278 in the second quarter of 2022, based on the documentation analyzed and validated to date. The related gain was recognized in net income from discontinued operations.

20.10	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the 60 (sixty) stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result in the second quarter of 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

20.11	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which were calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex. The Company recorded these excessive liabilities to the extent that management considered them to be probable losses due to the progress of the lawsuit and/or gathered documentation to support such a loss.

83

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.	Leases
21.1	Lease obligations

Detailed information on leasing obligations was presented in the 2021 annual financial statements, in note 22.1.

Leasing contracts totaled R$5,867 as of September 30, 2022 (R$6,118 as of December 31, 2021), according to the following table:

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Financial lease liability – minimum lease payments:
Up to 1 year	498	546	815	895
1 - 5 years	1,749	1,730	2,663	2,807
Over 5 years	1,660	1,605	2,389	2,416
Present value of finance lease agreements	3,907	3,881	5,867	6,118

Future financing charges	2,783	2,638	3,238	2,983
Gross amount of finance lease agreements	6,690	6,519	9,105	9,101

PIS and COFINS embedded in the present value of the lease agreements	238	231	357	372

PIS and COFINS embedded in the gross amount of the lease agreements	407	396	554	553

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 9.42% in the period ended September 30, 2022 (9.55% as of September 30, 2021).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.77% (6.98% in December 31, 2021). The average term of the contracts considered is 9.4 years (9.76 years in December 31, 2021). For international subsidiaries, the average nominal incremental rate is 6.05% with 3.0% of built-in inflation. The average term of the contracts considered is 9.1 years.

84

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	183	336
Remeasurement	332	485
Accrued interest	311	401
Payments	(740)	(1,082)
Anticipated lease contract termination	(122)	(186)
Foreing currency translation adjustment	-	(263)
Liabilities on Non-Current Assets for Sale	62	58
At September 30, 2022	3,907	5,867

Current	498	815
Noncurrent	3,409	5,052

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	43	87
Remeasurement	213	346
Accrued interest	451	556
Payments	(802)	(1,148)
Anticipated lease contract termination	(127)	(147)
Spin-off	(2)	-
Foreign currency translation adjustment	-	(121)
At September 30, 2021	5,734	7,947

Current	656	1,011
Noncurrent	5,078	6,936

21.3	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	21	18	30	19
Sublease rentals (*)	(101)	(171)	(102)	(172)

(*) Refers to lease agreements receivable from commercial shopping malls.

85

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

22.       Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2021, in note 23.

	Parent Company		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Commitment to future sale of real estate	26	27	26	30
Additional or extended warranties	-	11	-	11
Services rendering agreement - Partnerships	53	11	53	11
Revenue from credit card operators and banks	-	-	74	106
Gift Card	49	56	123	182
Others	2	4	32	108
	130	109	308	448

Current	28	44	205	383
Noncurrent	102	65	103	65

23.	Shareholders’ equity
23.1	Capital stock

The subscribed and paid-in share capital, as of September 30, 2022, is represented by 269,637 (269,376 as of December 31, 2021) thousands of registered shares with no par value. As of September 30, 2022, the capital stock is R$5,860 (R$5,859 as of December 31, 2021).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 23, 2022, March 28, 2022, April 29, 2022 and July 27, 2022 capital increases in the amount of R$1 (R$9 on December 31, 2021) were approved through the issuance of 261 thousand common shares (1,024 thousand shares on December 31, 2021).

86

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current
				09.30.2022
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Outstan-ding

Series B6	05/31/2019	05/31/2022	0.01	462	(352)	(75)	35
Series C6	05/31/2019	05/31/2022	17.39	359	(154)	(96)	109
Series B7	01/31/2021	05/31/2023	0.01	673	(137)	(105)	431
Series C7	01/31/2021	05/31/2023	12.60	497	(134)	(119)	244
Series B8	05/31/2022	05/31/2025	0.01	1,617	-	-	1,617
Series C8	05/31/2022	05/31/2025	17.28	1,328	-	-	1,328
				4,936	(777)	(395)	3,764

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

Total to be exercised at December 31, 2021	1,412	5.71	1.06
At June 30, 2022
Granted during the period	2,945	7.80
Cancelled during the period	(274)	7.84
Exercised during the period	(319)	2.91
Outstanding at the end of the period	3,764	7.42	2.21
Total to be exercised at September 30, 2022	3,764	7.42	2.21

The amounts recorded in the Parent Company and Consolidated statement of operations, for the period ended in September 30, 2022 were R$15 (R$32 as of September 30, 2021).

23.3 Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$122 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$1,718. The effect on the parent company was R$1,596 (R$1,116 on December 31, 2021).

87

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

24.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the 2021 annual financial statements, in note 25.

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Gross sales:
Goods	12,605	11,667	32,808	30,534
Services rendered	125	124	1,132	1,165
Sales returns and cancellations	(113)	(86)	(214)	(181)
	12,617	11,705	33,726	31,518

Taxes on sales	(781)	(738)	(3,090)	(2,829)

Net operating revenues	11,836	10,967	30,636	28,689

25.	Expenses by nature

Detailed information on expenses by nature was presented in the 2021 annual financial statements, in note 26.

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Cost of inventories	(8,101)	(7,328)	(21,465)	(19,893)
Personnel expenses	(1,556)	(1,388)	(3,339)	(3,181)
Outsourced services	(232)	(291)	(573)	(607)
Overhead expenses	(531)	(436)	(1,472)	(1,305)
Commercial expenses	(400)	(342)	(903)	(840)
Other expenses	(268)	(320)	(821)	(818)
	(11,088)	(10,105)	(28,573)	(26,644)

Cost of sales
Selling expenses	(8,797)	(8,014)	(22,825)	(21,245)
General and administrative expenses	(1,894)	(1,625)	(4,504)	(4,155)
	(397)	(466)	(1,244)	(1,244)
	(11,088)	(10,105)	(28,573)	(26,644)

88

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2021, in note 27.

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Tax installments and other tax risks	(16)	62	(25)	43
Restructuring expenses	(129)	(216)	(140)	(242)
Result with fixed assets	31	11	46	(10)
Others	(1)	11	(1)	11
Total	(115)	(132)	(120)	(198)

27. Financial income (expenses), net

Detailed information on the net financial result was presented in the 2021 annual financial statements, in note 28.

	Parent Company		Consolidated
	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated		Restated
Finance expenses:
Cost of debt	(649)	(266)	(748)	(327)
Cost of the discounting of receivables	(33)	-	(35)	(1)
Monetary restatement loss	(114)	(76)	(369)	(196)
Interest on lease liabilities	(284)	(234)	(372)	(338)
Other finance expenses	(51)	(65)	(43)	(78)
Total financial expenses	(1,131)	(641)	(1,567)	(940)

Financial income:
Income from short term instruments	83	41	111	84
Monetary restatement gain	381	176	465	228
Other financial income	1	5	4	8
Total financial income	465	222	580	320

Total	(666)	(419)	(987)	(620)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

28.	Earnings per share

The earnings per share information was presented in the 2021 annual financial statements, in note 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	09.30.2022	09.30.2021
		Restated

Basic numerator
Net income (loss) allocated to common shareholders – continued operations	(457)	93
Net income (loss) allocated to common shareholders - discontinued operations	1,387	(67)
Net income allocated to common shareholders	930	26

Basic denominator (millions of shares)
Weighted average of shares	269	269

Basic earnings (loss) per shares (R$) – continued operations	(1.69695)	0.34633
Basic earnings (loss) per shares (R$) - discontinued operations	5.15025	(0.24950)
Basic earnings per shares (R$) - total	3.45330	0.09682

Diluted numerator
Net income (loss) allocated to common shareholders – continued operations	(457)	93
Net income (loss) allocated to common shareholders - discontinued operations	1,387	(67)
Net income allocated to common shareholders	930	26

Diluted denominator
Weighted average of shares (in millions)	269	269
Stock option	-	-
Diluted weighted average of shares (millions)	269	269

Diluted earnings per millions of shares (R$) – continued operations	(1.69695)	0.34606
Diluted earnings (loss) per shares (R$) – discontinued operations	5.14604	(0.24950)
Diluted earnings per shares (R$) – total	3.44909	0.09655

90

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The other businesses comprise the results of James, Cheftime, Stix and Cnova N.V.. These segments are kept in this explanatory note for purposes of reconciliation with the consolidated interim financial information.

The eliminations of the result and balance sheet are presented within the segment itself.

Taxes on income earned abroad paid in Brazil are considered in Grupo Éxito.

The information on the Company's segments as of September 30, 2022 is included in the following table:

91

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Total
	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021	09.30.2022	09.30.2021
		Restated						Restated

Net operating revenue	12,366	11,827	18,216	16,816	54	46	30,636	28,689
Gross profit	3,138	3,118	4,617	4,290	56	36	7,811	7,444
Depreciation and amortization	(671)	(593)	(531)	(570)	(15)	(9)	(1,217)	(1,172)
Share of profit of subsidiaries and associates	34	41	(35)	22	(194)	(100)	(195)	(37)
Operating income	5	188	745	638	(220)	(188)	531	638
Net financial expenses	(675)	(426)	(309)	(192)	(3)	(2)	(987)	(620)
Profit(loss) before income tax and social contribution	(669)	(238)	436	446	(223)	(190)	(456)	18
Income tax and social contribution	306	289	(178)	(131)	(2)	10	126	168
Net income (loss) for continued operations	(363)	51	258	315	(225)	(180)	(330)	186
Net income (loss) for discontinued operations	1,387	(67)	-	-	-	-	1,387	(67)
Net income (loss) of period end	1,024	(16)	258	315	(225)	(180)	1,057	119

	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Current assets	7,504	9,898	6,270	7,871	71	103	13,845	17,872
Noncurrent assets	13,920	13,796	15,503	17,694	123	81	29,546	31,571
Current liabilities	5,080	7,528	7,744	8,853	140	169	12,964	16,550
Noncurrent liabilities	11,123	12,470	3,391	4,040	3	3	14,517	16,513
Shareholders' equity	5,221	3,696	10,638	12,672	51	12	15,910	16,380

92

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	09.30.2022	09.30.2021
		Restated
Brazil
Retail	12,366	11,827
Others businesses	54	46
	12,420	11,873

Exito Group
Colombia	13,619	12,932
Uruguay	3,068	2,766
Argentina	1,529	1,118
	18,216	16,816
Total net operating revenue	30,636	28,689
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•      Purchase of fixed assets not paid yet as note 14.1;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Capital increase with fixed assets: note 12.2;

•	Merger of subsidiary described in note 1.2.

31.	Non current assets held for sale

Information of non-current assets held for sale and discontinued operations and operations was presented in the 2021 annual financial statements, in note 32 and 33.

	Parent Company’s		Consolidated
	09.30.2022	12.31.2021	09.30.2022	12.31.2021

Real state/land - Parent company	34	36	34	36
Extra Hyper Stores (Note 1.1) (*)	-	1.117	-	1.117
Real estate developments - Éxito	-	-	7	34
Assets held for sale	34	1.153	41	1.187

Extra Hiper Stores / Lease liability (Note 1.1)	-	62	-	62
Liabilities held for sale	-	62	-	62

(*) As of December 31, 2021, R$967 refers to Fixed Assets and R$150 to Right of Use - Paes Mendonça.

93

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

32.	Discontinued operations

Information on discontinued operations was presented in the 2021 annual financial statements, in note 33.

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. Below is the summary income statement:

Income statement	09.30.2022	09.30.2021

Net operating revenue	963	7,726
Gross profit	138	1,780
Net income (loss) before income tax and social contribution (*)	1,714	(191)
Income tax and social contribution	(415)	126
Net income (loss) for the period	1,299	(65)

Other results from discontinued operations (**)	88	(2)
Net income (loss) from discontinued operations	1,387	(67)

(*) The amount of R$1,714 includes the amount of R$2,018 of the gain on the sale of Extra Hiper stores (46 commercial rights and 11 properties) net of other costs related to the decommissioning of stores (see note 1.1).

(**) The amount of R$88 includes the amount of R$278 corresponding to the right of GPA to receive from Via the reimbursement of the benefit of excluding ICMS from the PIS and COFINS base of its former subsidiary Globex (see note 20. 9), net of tax and labor contingencies for which GPA is responsible.

94

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 09/30/2022

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 09/30/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	34.87%	0	0.00%	94,019,178	34.87%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	10,275,742	3.81%	0	0.00%	10,275,742	3.81%
Segisor*	5,600,050	2.08%	0	0.00%	5,600,050	2.08%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	16,615,645	6.16%	0	0.00%	16,615,645	6.16%
Board of Executive Officers	938,716	0.35%	0	0.00%	938,716	0.35%
Board of Directors	3,763	0.00%	0	0.00%	3,763	0.00%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%
Others	141,442,124	52.46%	0	0.00%	141,442,124	52.46%
Total	269,637,163	100.00%	0	0.00%	269,637,163	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
Quotaholder	Number	%	Preferred Shares	%	Number	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

95

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholder *	Common Shares	%	% Voting Shares	Number	%
Companhia Brasileira de Distribuição	395,940,638	88.33%	91.52%	395,940,638	88.33%
GPA 2 Empreendimentos e Participações Ltda.	21,619,305	4.82%	5.00%	21,619,305	4.82%
Minority	15,061,510	3.36%	3.48%	15,061,510	3.36%
Treasury	15,618,698	3.48%	0.00%	15,618,698	3.48%
TOTAL	448,240,151	100.00%	432,621,453	448,240,151	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 09/30/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	40.97%	0	0.00%	110,476,573	40.97%

Management
Board of Directors	938,716	0.35%	0	0.00%	938,716	0.35%
Board of Executive Officers	3,763	0.00%	0	0.00%	3,763	0.00%
Fiscal Council	-	0.00%	0	0.00%	-	0.00%

Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%

Other Shareholdersas	158,057,769	58.62%	0	0.00%	158,057,769	58.62%

Total	269,637,163	100.00%	0	0.00%	269,637,163	100.00%

Outstanding Shares	159,000,248	58.97%	0	0.00%	159,000,248	58.97%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 09/30/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.02%	0	0.00%	110,476,573	41.02%

Management
Board of Directors	855,286	0.32%	0	0.00%	855,286	0.32%
Board of Executive Officers	157,120	0.06%	0	0.00%	157,120	0.06%

Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%

Other Shareholdersas	157,654,151	58.54%	0	0.00%	157,654,151	58.54%

Total	269,303,472	100.00%	0	0.00%	269,303,472	100.00%

Outstanding Shares	158,666,557	58.92%	0	0.00%	158,666,557	58.92%

96

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 3, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.